UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

(All amounts are expressed in thousands of S/. unless otherwise stated)
_________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011, 2012 AND 2013

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011, 2012 AND 2013

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	1

Consolidated Statement of Financial Position	2

Consolidated Income Statement	3

Consolidated Statement of Comprehensive Income	4

Consolidated Statement of Shareholders’ Equity	5 - 6

Consolidated Statement of Cash Flows	7

Notes to the Consolidated Financial Statements	8 - 101

S/.	= New Peruvian Sol
US$	= United States dollar

Report of Independent Registered Public Accounting Firm

February 28, 2014

To Graña y Montero S.A.A. shareholders and Board of Directors:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, consolidated statements of  comprehensive income, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of Graña y Montero S.A.A. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Countersigned by

/s/ Hernán Aparicio P.
-------------------------------(partner)
Hernán Aparicio P.
Peruvian Certified Public Accountant
RegistrationNo.01-020944
Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada
Av. Santo Toribio 143, 7th Floor, San Isidro, Lima, Peru T: +51 (1) 211 6500, F: +51 (1) 211-6565
www.pwc.com / pe
Gaveglio Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada is a member firm of the global network PricewaterhouseCoopers International Limited (PwCIL). Each of the firms is a separate and independent legal entity and does not act on behalf of PwCIL or any other member firm of the network.
Entered in the Item No. 11028527, Registry of Legal Entities of Lima and Callao

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY

		As of December 31,				As of December 31,
	Note	2012	2013		Note	2012	2013

Current assets				Current liabilities
Cash and cash equivalents	8	780,114	959,415	Borrowings	18	452,819	486,119
Trade accounts receivables	10	456,315	521,872	Trade accounts payable	19	937,287	991,397
Outstanding work in progress	11	513,529	971,743	Accounts payable to related parties	12	42,734	25,585
Accounts receivable from related parties	12	49,761	83,850	Current taxes		158,834	159,235
Other accounts receivable	13	447,208	553,218	Other accounts payable	20	1,015,129	745,094
Inventories	14	747,416	762,797	Provisions	21	11,312	8,895
Prepaid expenses		22,839	25,686	Total current liabilities		2,618,115	2,416,325
Non-current assets classified as held for sale	16	-	21,473
Total current assets		3,017,182	3,900,054
				Non-current liabilities
Non-current assets				Borrowings	18	392,655	309,703
Long-term trade accounts receivable	10	305,887	591,917	Long-term trade accounts payable	19	-	2,157
Other long-term accounts receivable	13	93,489	38,151	Other long-term accounts payable	20	52,776	205,396
Available-for-sale financial assets	9	5,005	88,333	Other provisions	21	46,191	40,387
Investments in associates and joint ventures	15	37,446	87,967	Derivative financial instruments	7	18,696	3,911
Investment property		35,972	36,945	Deferred income tax liability	23	88,442	138,157
Property, machinery and equipment	16	953,531	952,596	Total non-current liabilities		598,760	699,711
Intangible assets	17	480,398	481,392	Total liabilities		3,216,875	3,116,036
Derivative financial instruments	7	128	-
Deferred income tax asset	23	71,078	135,521	Equity	22
Total non-current assets		1,982,934	2,412,822	Capital		558,284	660,054
				Legal reserve		107,011	111,657
				Premium for share issuance		6,656	1,027,533
				Other comprehensive income		(3,716)	18,423
				Retained earnings		723,972	948,112
				Equity attributable to controlling interest in the Company		1,392,207	2,765,779
				Non-controlling interest		391,034	431,061
				Total equity		1,783,241	3,196,840
		5,000,116	6,312,876			5,000,116	6,312,876

The accompanying notes on pages 8 to 99 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year ended
		December 31,
	Note	2011	2012	2013

Revenues from construction activities		2,650,334	3,341,539	3,820,208
Revenues from services provided		1,316,682	1,536,275	1,748,128
Revenue from real estate and sale of goods		274,250	354,071	398,979
		4,241,266	5,231,885	5,967,315

Cost of construction activities		(2,360,521)	(2,969,687)	(3,353,696)
Cost of services provided		(1,077,236)	(1,335,092)	(1,349,850)
Cost of real estate and goods sold		(171,760)	(215,040)	(259,108)
	25	(3,609,517)	(4,519,819)	(4,962,654)
Gross profit		631,749	712,066	1,004,661

Administrative expenses	25	(199,582)	(257,180)	(361,792)
Other income and expenses	27	4,330	75,944	26,034
Profit from the sale of investments	15	4,769	-	5,722
Other (losses) gains, net		(2,845)	(325)	(733)
Gain from business combination	31-d	45,152	-	-
Operating profit		483,573	530,505	673,892

Financial expenses	26	(188,456)	(310,672)	(583,452)
Financial income	26	182,305	300,389	471,003
Share of the profit or loss in associates and joint ventures under the equity method of accounting	15	223	604	33,562
Profit before income tax		477,645	520,826	595,005
Income tax	28	(141,447)	(154,575)	(182,430)
Profit for the year		336,198	366,251	412,575

Profit attributable to:
Owners of the Company		289,076	289,954	320,363
Non-controlling interest		47,122	76,297	92,212
		336,198	366,251	412,575

Earnings per share from continuing operations
attributable to owners of the Company during
the year	33	0.518	0.519	0.534

The accompanying notes on pages 8 to 99 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2011	2012	2013

Profit for the year		336,198	366,251	412,575
Other comprehensive income:
Items that will not be reclassified to profit or loss
Adjustment for actuarial gains and losses, net of tax	29	-	(3,678)	(6,121)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	29	695	(2,369)	3,733
Foreign currency translation adjustment, net of tax		(3,940)	(2,019)	(1,356)
Change in value of available-for-sale financial assets	9	-	-	19,060
		(3,245)	(4,388)	21,437
Other comprenhensive income for the year, net of tax		(3,245)	(8,066)	15,316
Total comprehensive Income for the year		332,953	358,185	427,891

Comprehensive income attributable to:
Controlling interest in the Company		285,796	282,870	337,911
Non-controlling interest		47,157	75,315	89,980
		332,953	358,185	427,891

The accompanying notes on pages 8 to 99 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Attributable to the controlling interests of the Company
	Number			Premium	Other
	of shares		Legal	for issuance	comprehensive	Retained		Non-controlling
	In thousands	Capital	reserve	of shares	income	earnings	Total	interest	Total
	In thousands

Balances as of January 1, 2011	558,284	390,518	54,605	5,091	2,970	506,677	959,861	189,047	1,148,908
Profit for the year	-	-	-	-	-	289,076	289,076	47,122	336,198
Cash flow hedge	-	-	-	-	660	-	660	35	695
Foreign currency translation adjustment	-	-	-	-	(3,940)	-	(3,940)	-	(3,940)
Comprehensive income of the year	-	-	-	-	(3,280)	289,076	285,796	47,157	332,953
Transactions with shareholders:
- Transfer to legal reserve	-	-	23,499	-	-	(23,499)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(55,015)	(55,015)	(14,850)	(69,865)
- Purchase of subsidiaries (Note 31 d)	-	-	-	-	-	-	-	24,722	24,722
- Contributions of non-controlling shareholders (Note 34)	-	-	-	-	-	-	-	(13,328)	(13,328)
- Subsidiaries constitution	-	-	-	-	-	-	-	30,776	30,776
- Sale and purchase of treasury shares	-	(30)	-	(211)	-	-	(241)	-	(241)
- Others	-	-	-	-	-	(1,379)	(1,379)	540	(839)
Total transactions with shareholders	-	(30)	23,499	(211)	-	(79,893)	(56,635)	27,860	(28,775)
Balances as of December 31, 2011	558,284	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086

Balances as of January 1, 2012	558,284	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086
Profit for the year	-	-	-	-	-	289,954	289,954	76,297	366,251
Cash flow hedge	-	-	-	-	(2,251)	-	(2,251)	(118)	(2,369)
Adjustment for actuarial gains and losses	-	-	-	-	-	(3,678)	(3,678)	-	(3,678)
Foreign currency translation adjustment	-	-	-	-	(1,155)	-	(1,155)	(864)	(2,019)
Comprehensive income of the year	-	-	-	-	(3,406)	286,276	282,870	75,315	358,185
Transactions with shareholders:
- Transfer to legal reserve	-	-	28,907	-	-	(28,907)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(86,723)	(86,723)	(37,512)	(124,235)
- Capitalization	-	167,485	-	-	-	(167,485)	-	-	-
- Subsidiaries constitution	-	-	-	-	-	-	-	5,750	5,750
- Purchase of subsidiaries (Note 31 b-c)	-	-	-	-	-	-	-	48,055	48,055
- Debt capitalization (Note 34 f)	-	-	-	-	-	-	-	12,232	12,232
- Contributions of non-controlling shareholders (Note 34 d)	-	-	-	-	-	-	-	26,096	26,096
- Acquisition of non-controlling interest in Survial S.A. (Note 34 a.iii)	-	-	-	364	-	-	364	(4,757)	(4,393)
- Sale of non-controlling interest in GyM S.A. and Concar S.A. (Note 34 b)	-	-	-	291	-	-	291	902	1,193
- Sale and purchase of treasury shares	-	140	-	1,292	-	-	1,432	-	1,432
- Others	-	171	-	(171)	-	4,951	4,951	889	5,840
Total transactions with shareholders	-	167,796	28,907	1,776	-	(278,164)	(79,685)	51,655	(28,030)
Balances as of December 31, 2012	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

		Attributable to the controlling interests of the Company
	Number			Premium	Other
	of shares		Legal	for issuance	comprehensive	Retained		Non-controlling
	In thousands	Capital	reserve	of shares	income	earnings	Total	interest	Total

Balances as of January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241
Profit for the year	-	-	-	-	-	320,363	320,363	92,212	412,575
Cash flow hedge	-	-	-	-	3,546	-	3,546	187	3,733
Adjustment for actuarial gains and losses	-	-	-	-	-	(4,591)	(4,591)	(1,530)	(6,121)
Foreign currency translation adjustment	-	-	-	-	(467)	-	(467)	(889)	(1,356)
Change in value of available-for-sale financial assets	-	-	-	-	19,060	-	19,060	-	19,060
Comprehensive income of the year	-	-	-	-	22,139	315,772	337,911	89,980	427,891
Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(86,986)	(86,986)	(51,794)	(138,780)
- Issuance of shares (Note 22 c)	101,770	101,770	-	1,055,488	-		1,157,258	-	1,157,258
- Purchase of subsidiaries (Note 31 a)	-	-	-	-	-	-	-	15,701	15,701
- Deconsolidation of subsidiaries (Note 34 e)	-	-	-	-	-	-	-	(19,377)	(19,377)
- Contributions of non-controlling shareholders (Note 34 e)	-	-	-	-	-	-	-	34,774	34,774
- Additional acquisition of non-controlling (Note 34 a.i)	-	-	-	(2,905)	-	-	(2,905)	(9,528)	(12,433)
- Additional acquisition of non-controlling - Norvial (Note 34 a.ii)	-	-	-	(31,706)	-	-	(31,706)	(19,729)	(51,435)

Total transactions with shareholders	660,054	101,770	4,646	1,020,877	-	(91,632)	1,035,661	(49,953)	985,708
Balances as of December 31, 2013	660,054	660,054	111,657	1,027,533	18,423	948,112	2,765,779	431,061	3,196,840

The accompanying notes on pages 8 to 99 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended
		December 31,
	Note	2011	2012	2013

OPERATING ACTIVITIES
Profit before income tax		477,645	520,826	595,005
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	16	127,023	173,018	181,369
Impairment of intangibles		3,436	-	-
Amortization of other assets	17	51,223	71,485	77,770
Impairment of inventory	14	-	10,981	2,239
Impairment of accounts receivable	10	-	2,707	110
Impairment of other assets				774
Provisions	21			15,084
Share of the profit and loss in associates
under the equity method of accounting	15 a-b	(223)	(604)	(33,562)
Business combination gain	31 d	(45,152)	-	-
Reversal of provisions	27	-	(67,556)	(14,556)
Profit on sale of property, plant and equipment	16	1,661	(1,261)	(734)
Profit on sale of investments in associates	15 a	(4,769)	-	(5,722)
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(177,076)	(49,897)	(783,780)
Decrease in other accounts receivable		(183,468)	(346,429)	(33,606)
Decrease in other accounts receivable from related parties		(812)	(24,451)	(34,089)
Decrease in inventories		(140,410)	(197,802)	(21,071)
Increase in pre-paid expenses and other assets		(4,256)	21,644	(539)
Increase in trade accounts payable		265,626	224,935	56,836
Increase (decrease) in other accounts payable		(68,469)	373,637	(145,376)
Increase in other accounts payable to related parties		2,022	23,069	(14,677)
Decrease in other provisions		(5,973)	(3,759)	(16,269)
Payments for intangible purchase - Concessions		(25,378)	(28,406)	(2,329)
Payment of income tax		(139,311)	(159,408)	(190,556)
Net cash provided by (applied to) operating activities		133,339	542,729	(367,679)

INVESTING ACTIVITIES
Sale of investment in associates		26,565	-	6,800
Sale of available-for-sale investment		-	342	-
Sale of property, machinery and equipment		6,436	23,471	15,861
Dividends received	15 -a,b	34,709	2,057	4,688
Payment for purchase of available-for-sale investment		-	-	(56,100)
Payment for purchase of property investments		-	(956)	(2,974)
Payments for intangible purchase		(44,146)	(10,851)	(22,375)
Direct cash inflow (outflow) from acquisition of subsidiaries	31	31,660	(133,648)	(88,342)
Payments for fixed asset purchase		(140,803)	(280,402)	(197,553)
Net cash applied to investing activities		(85,579)	(399,987)	(339,995)

FINANCING ACTIVITIES
Loans received		185,701	610,399	1,351,964
Amortization of loans received		(181,307)	(490,398)	(1,378,359)
Interest payment		(24,198)	(46,659)	(61,013)
Dividends paid to owners of the parent		(55,015)	(86,723)	(86,986)
Dividends paid to non-controlling interest		(14,850)	(37,512)	(51,794)
Cash received (contribution return) to non-controlling shareholders	34-d	(13,328)	26,096	34,774
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		-	(3,200)	(63,868)
Capital contribution		30,776	5,750	-
Issuance of shares, net of related expenses		-	-	1,147,418
Repurchase of shares		(241)	1,432	-
Net cash (applied to) provided by financing activities		(72,462)	(20,815)	892,136
(Net decrease) net increase in cash		(24,702)	121,927	184,463
Cash decrease in deconsolidation		-	-	(5,162)
Cash and cash equivalents at the beginning of the year		682,889	658,187	780,114
Cash and cash equivalents at the end of the year		658,187	780,114	959,415

NON-CASH TRANSACTIONS:
Capitalization of retained earnings		-	167,485	-
Debt capitalization		-	12,232	7,989
Acquisition of assets through finance leases		146,580	123,815	43,812
Net assets transferred for acquisition to Stracon GyM		-	24,994	-
Adjustment for deconsolidation LQS SA and SEC				(19,943)
Change in fair vaue of available-for-sale financial asset		-	-	19,060

The accompanying notes on pages 8 to 101 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011, 2012 AND 2013

1               GENERAL INFORMATION

a)              Incorporation and operations -

Graña y Montero S.A.A. (hereinafter the Company or the Parent) was established in Peru on August 12, 1996 as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Peru and it is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and technical services. See details of operating segments in Note 6.

b)               Issuance of new common shares -

At the Board of Shareholders´ General Meeting held on March 26, 2013, and the subsequent Board of Directors’ meetings held on May 30, July 23 and August 22, 2013, shareholders agreed to the issuance of common shares through a public offering of American Depositary Shares (ADS) registered with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

As a consequence in July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches, with a unit price of US$21.13, resulting total proceeds of US$430,078, equivalent to S/.1,195,793 before the issuance related costs.

The total outstanding common shares as of the date of the financial statements are 660,053,790 shares, from these 101,769,600 are listed on the NYSE and 558,284,190 on the Lima Stock Exchange.

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares amounted to S/.1,055,488 (net of commissions, other related costs and tax effects for S/.38,536) recorded in the premium for issuance of shares in the consolidated statement of changes in equity (Note 22).

c)    Authorization for issue of the financial statements -

The consolidated financial statements for the year ended December 31, 2013 have been prepared and authorized by Management on January 30, 2014, which will submit them for the consideration of the Board and Annual Shareholders’ Meeting to be held within the term established by law. Management considers that the accompanying financial statements will be approved by the Board and the General Shareholders’ Meeting with no changes.

(All amounts are expressed in thousands of S/. unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1   Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale financial assets which are measured at fair value. The financial statements are presented in thousands of New Peruvian Soles, unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2	Consolidation of financial statements

a)	Subsidiaries -

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquirer’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Any contingent consideration to be transferred by the group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss at the time of acquisition.

Balances, income and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b)	Changes in ownership interests in subsidiaries without change of control -

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests, are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries -

When the Group ceases to have control over a subsidiary any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

d)	Joint arrangements -

The Group has applied IFRS 11 to all joint arrangements as of January 1, 2012. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method (Note 2-e). Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and expenses and its share of any asset and liability jointly held and of any revenue or expense arisen from the joint operation.

(All amounts are expressed in thousands of S/. unless otherwise stated)

No significant effect has arisen from the application of IFRS 11 Joint Arrangements on the financial statements (on the Group's statements of financial position, of comprehensive income and of cash flows) at January 1, 2012 and December 31, 2012.

e)	Associates -

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the cost of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to its share of profit of an associate’ in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the income statement.

2.3         Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker of the Group. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee, led by the Corporate General Manager.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Group restates the information for earlier periods unless the information is not available.

2.4         Foreign currency translation

a)	Functional and presentation currency -

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in New Peruvian Soles, which is the Company’s functional currency and the Group’s presentation currency. All subsidiaries, joint arrangement and associates use the New Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Transactions and balances -

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses of all monetary items are presented in the income statement within financial expenses and financial income.

c)	Group companies -

The results, assets and liabilities of Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i)	assets and liabilities for each statement of the financial position presented are translated using the closing rate at the date of the statement of financial position;

ii)
income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are changed using the rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

iv)
all resulting exchange differences are recognized as separate components in other comprehensive income. As of December 31, 2013 and 2012 the translation of foreign investments, with a currency other than the nuevo sol (Global translation), did not generate relevant exchange differences.

Goodwill and fair value adjustments arising because of the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences arising are recognized in other comprehensive income.

2.5         Public services concession agreements

Concession agreements signed between the Group and the Peruvian Government entitles the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions as defined by IFRIC 12, “Service Concession Arrangements”.  The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset or as an intangible asset, as set forth below.

Under these agreements, the government controls and regulates services provided by the Group with the infrastructure and dictates to whom it must provide them and at what price.  The concession agreement establishes the obligation for the Group to return the infrastructure to the grantor at the end of the concession period or when there is an expiration event.  This feature gives the grantor control of the risks and rewards of the residual value of the assets at the end of the concession period. For this reason, the Group will not recognize the infrastructure as part of its property, plant and equipment.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The Group manages three types of concessions which accounting recognition is as follows:

a)
Recognizes a financial asset to the extent that it has a contractual right to receive cash or another financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)
Recognizes an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.16 (the intangible asset model).

c)	Recognizes a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (the bifurcated model).

2.6         Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated financial statements, bank overdrafts are included in the balance of financial obligations as current liabilities in the statement of financial position.

2.7         Financial assets

2.7.1      Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, financial assets held-to-maturity, loans and account receivables and financial assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. As of the date of the financial statements, the Group has classified its financial assets in the following two categories:

a)	Loans and accounts receivable -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those which maturity is greater than 12 months after the statement of financial position. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade and other receivables’, ‘outstanding work in progress’ (Note 2.12) and ‘cash and cash equivalents’.

b)	Available-for-sale financial assets -

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless Management intends to dispose of them within 12 months of the date of the statement of financial position.
Available-for-sale financial assets are measured at fair value and changes in their value are recognized in other comprehensive income.

2.7.2           Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

(All amounts are expressed in thousands of S/. unless otherwise stated)

If the fair value of available-for-sale assets cannot be estimated initially, they are maintained at cost.

When a financial asset classified as available for sale is sold or impaired, the accumulated fair value adjustments recognized in equity are recycled in the income statement.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of “other income” when the Group’s right to receive payments is established.

2.8         Offsetting financial instruments

Financial assets and liabilities are offset and its net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.9	Impairment of financial assets

a)         Assets carried at amortized cost -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. If a financial asset or a group of financial assets is impaired, the impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income. If a loan or an account receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement.

b)        Assets classified as available for sale -

(All amounts are expressed in thousands of S/. unless otherwise stated)

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Group uses the criteria referred to in (a) above. In the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in profit or loss. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the income statement.

2.10       Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.  The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge).

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.  The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes and changes in the account reserves for hedging in equity are disclosed in Note 7. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.  Trading derivatives are classified as a current asset or liability.

Cash flow hedge -

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as ‘Financial income and expenses’. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains and losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or in depreciation in the case of fixed assets. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘other (losses) gains- net’.

2.11       Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods or services sold by the Company’s subsidiaries. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.12       Outstanding work in progress

Outstanding work in progress comprises the estimation made by the Management of the Engineering and Construction segment related to the unbilled rights receivable for services rendered and not yet approved by the client (valuation based on the percentage of completion).

It also includes the balance of work in progress costs incurred that relates to future activities of the construction contracts.

2.13       Inventories

Inventory mainly includes land, work in progress and finished property which is assigned to the real- estate activity carried out by the Group. It also includes material used in the construction activity. Goods and supplies correspond to goods that the Group trades as part of its IT segment. Materials and supplies used in construction activities and IT equipment are determined under the weighted average cost method.

Land intended to carry out real estate projects is recognized at acquisition cost. Work in progress and finished property comprise design costs, material, labor costs, other indirect costs and general expenses related to the construction and do not include exchange differences.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For the reductions in the carrying amount of inventories to their net realizable value, a provision is made for inventory impairment with a charge to the results of the period in which such reductions are made.

IT equipment is stated at the lower of cost or net realizable value.

Materials and other supplies are not written down below cost if the finished products in which they will be incorporated are expected to generate margin. When a decline in the price of materials indicates that the cost of the finished products exceeds net their realizable value, the materials are written down to their replacement cost which is the best available measure of their net realizable value.

2.14       Investment properties

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. A property’s carrying amount is written down immediately to its recoverable amount if the property’s carrying amount is greater than its estimated recoverable amount. The cost and accumulated depreciation on disposals are eliminated from the respective accounts and the resulting gain or loss is recognized in profit or loss for the period. The depreciation of this asset is calculated under the straight-line method at a rate that is considered sufficient to absorb the property’s cost over its estimated useful life. The estimated useful life of this property is approximately 25 years.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The Group maintains only one investment property, a Shopping Mall owned by the subsidiary Viva GyM S.A. The stores in this mall are leased to third parties under operating leases.

2.15       Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets in the construction stage are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts which depreciation starts when are installed for use within the  related asset.

Land is not depreciated. Depreciation of buildings, machinery and equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable to produce is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years

Own occupied buildings	33
Machinery and equipment	From 4 to 10
Vehicles	From 4 to 10
Furniture and fixtures	From 2 to 10
Other equipment	From 2 to 10
Replacement units	5

The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at each date of the statement of financial position. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in “Other income and expenses” in the income statement.

2.16       Intangible assets

a)	Goodwill -

Goodwill arises on the acquisition of subsidiaries and represents the excess of the cost of acquisition as compared to the fair value of the Group’s share in the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of non-controlling interest at the acquisition date.

Goodwill acquired in a business combination is allocated to each of the cash-generating units (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

b)	Trademarks -

Separately acquired trademarks are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Trademarks have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of trademarks to profit or loss over their estimated useful lives, which has been estimated to be 30 years.

c)	Concessions rights -

The intangible asset related to the right to charge users for the services related to service concessions agreements (Note 5.b and 2.5) is amortized under the straight-line method, from the date when toll collection started using the lower of its estimated expected useful life or effective period of the concession agreement.

d)	Contractual relationships with customers -

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value, as determined based on the future cash flows expected from those relationships over an estimated period of time based on the time period those customers will remain as customers of the Group (the estimation of useful life is based on the contract terms which fluctuate between 2 and 5 years).  The useful life and the impairment of these assets are individually assessed.

e)	Block I and Block V costs -

Costs incurred to prepare the wells to extract the hydrocarbons associated with Block I and Block V, are capitalized as intangible asset.  The Company capitalizes the development stage costs associated with preparing the wells for extraction.  These costs are amortized based on the useful life of the wells (Block I 9 years and Block V 10 years), which is less than the overall period of the service contract with Perupetro.

f)	Internally generated software and development costs -

Costs associated with maintaining computer software programs are recognized as an expense as incurred.  Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

●	it is technically feasible to complete the software product so that it will be available for use;
●	management intends to complete the software product and use or sell it;
●	there is an ability to use or sell the software product;
●	it can be demonstrated how the software product will generate probable future economic benefits;
●	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
●	the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs, such as development employee costs and an appropriate portion of relevant overhead, are capitalized as part of the software.
Other development expenditures that do not meet these recognition criteria are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives not exceeding three years.

(All amounts are expressed in thousands of S/. unless otherwise stated)

g)      Rights of use of land -

This item comprises the land use rights of a physical space located in the district of Miraflores  in Lima, the surface area comprises 8,800 m2 and has been designated for the construction of a five star hotel. The Group held these rights for a 60 years period under the agreement signed and their effective period may be extended if agreed by the parties.  Amortization will begin when it becomes ready for its intended use by Management.

2.17       Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment and whenever there is an impairment indicator. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that were adjusted for impairment are reviewed for possible reversal of such impairment at each reporting date.

2.18       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.19       Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid for entering into loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

2.20       Borrowing costs

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(All amounts are expressed in thousands of S/. unless otherwise stated)

2.21       Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in statement of comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Management, where appropriate, establishes provisions on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax arising from the temporary differences in subsidiaries, associates and interest in joint-controlled businesses is not recognized due the tax legislation in Chile and Peru does not consider the income from de dividends as a taxable item and the Group expects to recover the investment through the dividends rather than their sale.

2.22       Employee benefits

a)  Profit sharing -

The Group recognizes a liability and an expense for statutory workers’ profit sharing, based on the Peruvian legal regulations in force for its Peruvian employees. Workers’ profit sharing is equivalent to 5% of the taxable income determined by each of the Group’s Peruvian entities, according to the income tax law currently in force. The branch based in the Dominican Republic has a similar profit sharing scheme, which rate is 10% of the taxable income.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)        Bonuses -

The Group recognizes an expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru for its Peruvian employees. Statutory bonuses comprise two additional one-month salaries paid every year in July and December, respectively. According to the Chilean legislation, employees receive a fixed amount of $65 thousand of Chilean pesos (equivalent to S/.3 hundred nuevos soles) in September and December. In Brazil, Colombia and Dominican Republic these benefits are not provided to employees.

c)        Severance indemnities -

The employees’ severance payments for time of service of the Group’s Peruvian staff comprise their indemnification rights, calculated in accordance with the regulations in force, which have to be credited to the bank accounts designated by workers in May and November each year.  The compensation for time of service amounts to an additional one-month’s salary effective at the date of bank deposits. The Group has no obligations to make any additional payments once the annual deposits to which workers are entitled have been made.

d)    Vacation leave -

Annual vacation leave is recognized on an accrual and cumulative basis. Provision for the estimated obligations of annual vacations is recognized at the date of the statement of financial position and it corresponds to one month for Peruvian and Brazilian employees and fifteen days for Chilean, Dominican and Colombian employees, per year.

e)	Pension plans -

The subsidiary CAM has in place a pension plan scheme with its workers. These commitments comprise both defined benefit and defined contribution plans.  A defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

2.23       Provisions

a)	General -

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the income statement as a financial expense. Provisions are not recognized for future operating losses.

Contingent obligations are disclosed only when their existence will be confirmed with future events or when their amount cannot be reliably estimated. Contingent assets are not recognized and only disclosed if it is probable that future economic benefits will flow to the Company.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Provision for the closure of production wells -

Group entities recognize a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation is measured at cash flow discounted to present value, the same amount is simultaneously charged to the intangible account in the statement of financial position.

Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the Group’s entities will recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and interest rates are recognized as an increase or decrease of the carrying amount of the obligation and related asset, according to IFRIC 1 ‘Changes in Existing Decommissioning, Restoration and Similar Liabilities’; any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the income statement.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the Group’s entities will also take into consideration if said increase corresponds to an indicator that asset has been impaired and, if so, impairment tests are carried out, according to the guidelines of IAS 36, “Impairment of assets” (Note 2.16).

c)	Provision for periodic maintenance –

The service concession arrangement of Norvial have maintenance obligations that it must fulfill during the operation phase to maintain the infrastructure to a specific level of service at all times and to restore the infrastructure to a specified level condition before it is handed back to the grantor.  The Group recognizes and measures such obligations, except for an upgrade element, in accordance with IAS 37, 'Provisions, contingent assets and liabilities.  The Company apply a criteria of maintenance provision based on the use of the infrastructure, so the level of use of the road is the fact or that determines the amount of the obligation over the time

2.24	Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, net of taxes, of the proceeds.

Where any Group company purchases the company’s equity shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued.  Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects is included in equity attributable to the Group’s equity holders.

2.25    Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.  Revenue is stated net of sales rebates, discounts and after eliminating sales between Group companies.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The Group’s revenue recognition policy is described as follows:

i)      Revenue from construction activities -

Revenues from construction contracts are recognized using the percentage-of-completion method based on the costs incurred method or the units of work method, considering total costs and revenues estimated at the end of the project, in accordance with IAS 11, Construction Contracts. Under this method, revenues are determined based on the contract costs incurred in comparison to total contract costs, representing the profits that can be attributed to the portion of work completed.

Revenue is billed once approval is received by the owners of the work in progress.

With respect to services that have been provided but not billed, due to a lack of approval on behalf of owners, the Company recognizes revenue with an increase in accounts receivable - “Outstanding work in progress”.

Accounts receivable derived from work services are shown net of the advances received from customers to the extent the related contracts include liquidation provisions.

A variation is an instruction by the customer for a change in the scope of the work to be performed under the contract. A variation may lead to an increase or a decrease in contract revenue. A variation is included in contract revenue when it is probable that the customer will approve the variation and the amount of revenue arising from the variation; and the amount of revenue can be reliably measured.

A claim is an amount that the Group seeks to collect from the customer or another party as reimbursement for costs not included in the contract price. Claims are included in contract revenue only when negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and the amount that it is probable will be accepted by the customer can be measured reliably.

ii)      Revenue from engineering, advisory and consulting services -

Revenue from services is recognized in the accounting period when they are provided, based on the services performed to date as a percentage of the total services to be performed.

iii)      Sales of real-estate properties -

Revenue from sales of real estate properties is recognized in the results of the period when sales occur, that is, when the properties are delivered and the risks and rewards inherent to ownership are transferred to the buyer and the collection of the corresponding receivables is reasonably assured.

iv)      Revenue from IT services -

The sale of computer equipment includes some services to be provided in a subsequent date to the  asset sale as installation and maintenance. When sales agreements include multiple elements, the amount of the revenue is attributed to each element based on the related fair values. The fair value of each element is determined based on the market price prevailing for each element when sold separately. Revenue derived from computer equipment is recognized when the related risks and rewards are transferred to the customer, which occurs upon delivery. Revenue relating to each service element is recognized as a percentage of the total services to be performed during the period of service.

(All amounts are expressed in thousands of S/. unless otherwise stated)

v)      Interest income -

Revenue from interest is recognized on a time-proportion basis, using the effective interest method.

vi)      Dividend income -

Dividend income  is recognized when the right to receive payment is established.

vii)      Revenue for concession services -

Revenue for concession services is recognized according to its nature. Construction and restoration activities are accounted for applying the percentage-of-completion method as described above and operation and maintenance services in the accounting period when they are provided (see Note 2.5).

2.26    Construction contract costs

Construction contract costs are recognized as an expense in the period in which they are incurred.

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage-of-completion. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

When the outcome of a construction work cannot be estimated reliably, the revenue of the contract is recognized only up to the amount of the contractual costs incurred and that are likely to be recovered.

Changes in contract relating to the work to be performed, lawsuits and payment of incentives are included in the revenue from the contract to the extent that they have been agreed with the client and can be measured reliably.

2.27    Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss of the period on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially assumed all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges in order to obtain a constant rate on the balance pending payment. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.28    Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

(All amounts are expressed in thousands of S/. unless otherwise stated)

2.29    Contingent liabilities and assets

Contingent liabilities are not recognized in the financial statements; they are only disclosed in the Notes to the financial statements, unless it is probable that the use of resources is remote. Contingent assets are not recognized in the financial statements and are only disclosed when it is probable that an inflow of resources will flow to the Company.

2.30    Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide a better understanding of the Group’s financial performance. These material items are income or expenses shown separately due to the significance or their nature or amount.

2.31    New standards, amendments and interpretations

a)	New and amended standards adopted by the Group in 2013

The following standards have been adopted by the Group for the first time for the 2013 financial statements. Most of the impact of the adoption of these standards was restricted to presentation and disclosures in the financial statements:

-
Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

-
IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

-
IFRS 11, ‘Joint arrangements’ focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted.

-
IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

-
IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

-
IAS 19, ‘Employee benefits’ was revised in June 2011. The changes on the group’s accounting policies has been as follows: to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).

(All amounts are expressed in thousands of S/. unless otherwise stated)

-
Amendment to IFRS 7, ‘Financial instruments: Disclosures’, on asset and liability offsetting. This amendment includes new disclosures to facilitate comparison between those entities that prepare IFRS financial statements to those that prepare financial statements in accordance with US GAAP.

b)	New standards and interpretations not yet effective and not early adopted

-
IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess the impact of this new standard.

-
IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not an income tax. The interpretation addresses what the obligation event is that gives rise to pay a levy and when a liability should be recognized. The Group is in the process of assessing the impact of this new standard.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a significant impact on the Group’s financial statements.

3	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks, and carries out periodic supervision and monitoring.

3.1       Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives, in the event that it identifies risks that may generate an adverse effect for the Group in the short- and medium-term.

a)      Market risks -

i)      Foreign exchange risk -

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2013 and 2012, this exposure is mainly concentrated in fluctuations of the U.S. dollar and Chilean pesos. The foreign exchange risk of the investments in Brazil, Colombia and Dominican Republic are not significant due their level of operations.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. The Group companies are required to hedge their entire foreign exchange risk exposure in coordination with the Group treasury. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, Group companies sometimes use forward contracts, previously approved by Group treasury. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency other than the entity’s functional currency.

As of December 31, 2013, the consolidated statement of financial position includes assets and liabilities in foreign currency equivalent to S/. 1,886 million and S/.2,746 million, respectively (S/.1,673 million and S/.1,568 million, respectively, as of December 31, 2012) equivalent to US$0.47 million and US$0.81 million respectively (US$0.52 million and US$0.59 respectively as of December, 2012); US$90,904 million Ch$ 77,415 million respectively (Ch$ 48,833 million and Ch$ 23,939 million, respectively as of December, 2012), Col$ 38,545 million and Col$ 27,595 million respectively (Col$ 31,195 million and Col$ 24,717 million , respectively as of December, 2012), R$ 0.028 million and R$ 0.022 million respectively (R$ 0.031 million and R$ 0.025 million , respectively as of December, 2012),

During 2013 the Nuevo Sol has weakened against the U.S. dollar. The Group’s exchange gains and losses for 2013 amounted to S/.431 million and S/.501 million, respectively (S/.264 million and S/.243 million respectively in 2012).

If, at December 31, 2013, the new Peruvian sol had strengthened/weakened by 2% against the U.S. dollar, with all variables held constant, the pre-tax profit for the year would have increased/decreased by S/.1.4 million (S/.0.4 million in 2012 and S/.0.1 million in 2011).

i)	Price risk -

Investments classified as available for sale on the consolidated financial statements correspond to equity securities which exposure to price risk is immaterial due to the low amount invested. The Group does not have any other financial instruments exposed to price risk.

ii)	Cash flow and fair value interest rate risk -

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings in fixed rate instruments; 86% of total debt in 2013 and 2012 was contracted at fixed rates.
Management has established mechanisms with the banks to negotiate in time intervals the interest rates of loans.

During 2013 and 2012 the Group’s borrowings at variable rates were denominated in U.S. dollars and the Group’s policy is to manage this risk by using interest-rate swaps, which are recognized under hedge accounting.

The variable portion of the hedging derivative only comprises 14% of the total debt for 2013 and 2012 and any increase or decrease in interest rate would not have a material effect on the Group’s results. There was no material ineffectiveness on cash flow hedges occurred in fiscal years 2013 and 2012.

b)      Credit risk -

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted. The Management of each of the Group’s companies evaluates the credit quality of the client taking into consideration its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the board. The utilization of credit limits is regularly monitored.

(All amounts are expressed in thousands of S/. unless otherwise stated)

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

No credit limits were exceeded during the reporting period, and Management does not expect the Group to incur any losses from non-performance by these counterparties.

c)      Liquidity risk -

Prudent liquidity risk implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. In this sense, the Group has no significant liquidity risks given the fact that historically its operating cash flows have enabled it to maintain sufficient cash to meet its obligations.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities (Note 18), so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, currency restrictions.

Surplus cash held by the operating entities over and above the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The following table analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	From 1 to 2	From 2 to 5	Over
As of December 31, 2012	year	years	years	5 years	Total
Borrowing (except for
finance leases)	343,072	82,980	62,992	25,440	514,484
Finance leases liabilities	124,709	103,373	130,246	22,119	380,447
Trade accounts payable	937,287	-	-	-	937,287
Other accounts payable	181,713	38,135	-	-	219,848
Trading and net settled derivative
financial instruments (interest rate swaps)	14,932	3,764	-	-	18,696
Accounts payable to related parties	42,734	-	-	-	42,734
	1,644,447	228,252	193,238	47,559	2,113,496

	Less than 1	From 1 to 2	From 2 to 5	Over
As of December 31, 2013	year	years	years	5 years	Total
Borrowing (except for
finance leases)	371,302	118,347	64,698	-	554,347
Finance leases liabilities	115,698	82,492	87,829	22,912	308,931
Trade accounts payable	991,397	2,157	-	993,554
Other accounts payable	215,413	28,745	2,166	2,354	248,678
Trading and net settled derivative
financial instruments (interest rate swaps)	1,773	2,138	-	-	3,911
Accounts payable to related parties	25,585	-	-	-	25,585
	1,721,168	233,879	154,693	25,266	2,129,529

(All amounts are expressed in thousands of S/. unless otherwise stated)

3.2       Capital management -

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2012, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00. As of December 31, 2013, no gearing ratio was part of the analysis because cash surpluses were higher than financial obligations and equity had not been used to secure compliance with financial obligations as it is shown in the table below.

As of December 31, 2012 and 2013 the gearing ratio was as follows:

	December 31,	December 31,
	2012	2013

Total borrowing	845,474	795,822
Less: Cash and cash equivalents(780,114)	(780,114)	(959,415)
Net debt	65,360	(163,593)
Total equity	1,783,241	3,196,840
Total capital	1,848,601	3,033,247

Gearing ratio	0.04	0.00

3.3           Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The main financial instruments measured at fair value by the Group are the interest rate swaps signed with subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate and forward foreign exchange contracts signed by subsidiaries GyM Ferrovías S.A. and Viva GyM S.A. to hedge its exposure to changes in the exchange rate of the Euros and U.S. dollars. The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank New York.

(All amounts are expressed in thousands of S/. unless otherwise stated)

In 2013, the fair value of the investment maintained in Transportadora de Gas del Perú S.A. (TGP) classified as available for sale financial asset was based on the price paid in one recent arm's length transaction occurring in December 2013 among knowledgeable willing parties. The information used for determining the fair value of this investment is of Level 2 (see Note 9).

The carrying amount of cash and cash equivalents corresponds to its fair value. The Company considers that the carrying amount of current and long-term accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 18-c), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments.

There were no transfers between levels during the year.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1      Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)      Estimated impairment of goodwill

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions has suffered any impairment, in accordance with the policy described in Note 2.16-a). For this purpose, goodwill is attributed to the different CGUs to which it relates. The recoverable amount of the CGUs has been determined based on its value-in-use calculations. This evaluation requires the exercise of
Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

Value in use is usually determined on the basis of discounted estimated future net cash flows. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products.

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors the fair value of business units might decrease. If management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of the business units and, therefore, goodwill may be deemed to be impaired, which may cause a write-down of goodwill to be necessary.

Based on the impairment tests performed by Group Management, no goodwill impairment losses were required to be recognized because the recoverable amount of the CGUs subject to testing was substantially higher than their related carrying amounts.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The most significant assumptions are gross margin, growth rate and discount rate which are included in Note 17. The Group has performed a sensitivity analysis on the gross margin and discount rate which is included below.

i.	Gross margin

The Group’s fair value is significantly above its book value and if the gross margin was adjusted down by 10% the fair value would be 188% higher than the book value and if the gross margin was adjusted up by 10% the fair value would be 262.5% higher than book value. Therefore the Group’s businesses would still be greater than the book value even under a significant decline in the Group’s gross margin and the Group would not need to impair its goodwill.

ii.	Discount rate

The Group’s fair value is significantly above its book value and if the discount rate was adjusted down by 10% the fair value would be 193% higher than the book value and if the discount rate was adjusted up by 10% the fair value would be 264% higher than book value. Therefore the Group’s businesses would still be greater than the book value even under a significant upward adjustment to the discount rate in value and the Group would not need to impair its goodwill.

b)      Income taxes -

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Company seeks legal tax counsel’s advice before making any decision on tax matters. Although Management considers its estimates to be prudent and appropriate, differences of interpretation may arise with the Peruvian Tax Authorities which may require future tax adjustments.

Deferred tax assets and liabilities are calculated by taking the temporary differences of the tax basis of assets and liabilities and the financial statement basis using the tax rates in effect for each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred tax assets and liabilities. This change will be recognized in income in the period the change takes effect.

Management makes estimates for our deferred income tax asset valuation allowance. This allowance may be increased or decreased if the Group determines it to be more likely than not that our valuation allowance needs to be adjusted. If a tax position is not more likely than not to ultimately be realized, no tax benefit is recorded.

The Group bases its estimates for the valuation allowance on all available evidence which includes historical data, projected income, current operations and tax planning strategies. The deferred tax asset is supported by the assumption that the Group will continue to generate income in the future. If management determines in the future revenues will not be sufficient to cover the deferred tax asset, it would adjust the valuation account for deferred income tax asset.

The maximum exposure of the Company related to tax contingencies amounts to S/.35,948.

c)	Percentage of completion revenue recognition -

Revenue from construction contracts is recognized under the percentage-of-completion method which requires the final margin from construction contracts to be estimated. Projections of these margins are performed by Management based on work execution budgets and adjusted periodically based on updated information reflecting the actual performance of work. The estimated contract revenue and total cost estimates are reviewed often as work advances and change orders are initiated and approved. In this regard, Management considers that the estimates made at the year-end closing are reasonable. When unapproved change orders are presented, revenue is recognized equal to costs incurred (no profit component recognized) until the additional work has been approved.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the customers until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2013, 2012 and 2011, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2011	2012	2013

Sales	2,650,334	3,341,539	3,820,208
Gross profit	289,813	371,852	466,512
%	10.93	11.13	12.21

Over 10%	12.02	12.24	13.43
Increase in profit before taxes	28,981	37,185	46,651
	318,794	409,037	513,163

Less 10%	9.84	10.02	10.99
Decrease in profit before taxes	(28,981)	(37,185)	(46,651)
	260,832	334,667	419,861

d)      Provision for well closure costs -

The Company estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position. The discount pre-tax rate used for the present value calculation was 2.74% based on the 10 year bond rate as of December, 2013 (1.78% as of December, 2012). On December 31, 2013 the present value of the estimated provision for closure activities for the 83 wells amounted to S/. 4.85 million (S/.4.9 million as of December, 2012 for closure activities for the 85 wells). Subsequently, this liability is attributed to profit or loss during the useful life of the assets that gave rise to it. The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from revisions of either the date of occurrence or the amount of the present value of the obligations originally estimated.

If, at December 31, 2013, the estimated rate would have increased or decreased by 10%, with all variables held constant, the pre-tax profit for the year would have been as follows:

Impact in pretax
profit2013

+10%	(59)
-10%	59

During 2013, the Company recorded S/.0.5 million, charged to the intangible asset account, credited to the well closure liability. This is to reflect estimated obligations to close productive wells included in the service agreements for Blocks I and IV. This provision is increased monthly and charged to results, on an incremental value basis.

(All amounts are expressed in thousands of S/. unless otherwise stated)

4.2       Critical judgments in applying the entity’s accounting policies

Consolidation of entities in which the Group hold less than 50% -

The Company owns some direct and indirect subsidiaries on which the Group has control even though it has less than 50% of the voting rights. These are mainly related to indirect subsidiaries in the real-estate business owned through Viva GyM S.A., where even though  the Group has interest between 30% and 50%, has the power to affect the activities that mostly impact the subsidiaries’ returns.
Additionally, the Group owns de facto control on Promotora Larcomar S.A. on which owns 42.80% of equity interest considering the fact there is no history of other shareholders forming a group to exercise their votes collectively.

5	INTERESTS IN OTHER ENTITIES

The consolidated financial statements of the Group include the accounts of the Company and of its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their joint operations partners (See note 2.2d).

a)	Principal subsidiaries -

The following chart shows the principal direct and indirect subsidiaries allocated by operating segment (Note 6):

Name	Country	Economic activity

Engineering and
Construction:
GyM S.A.	Peru, Chile and Dominican Republic	Civil construction, electro-mechanic assembly buildings, management and implementing housing development projects and other related services.

Stracon GyM S.A.	Peru	Engaged in mining contracting activities, providing mining services and carrying out drilling, demolition and any other activity related to construction and mining operations.
GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

Ingeniería y Construcción Vial y Vives S.A.	Chile	Developing activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general.

DSD Construcciones y Montajes S.A..	Chile	Construction and electromechanical assemblies and services in the areas of energy, oil and gas and mining.
GyM Minería S.A. GMI S.A.	Chile Peru	Electromechanical assemblies and services.Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Infrastructure:
GMP S.A.	Peru	Concession of services for producing, treating and selling oil, natural gas and by-products as well as for storing and dispatching of fuel extracted from demonstrated feasible fields.

Oiltanking Andina	Peru	Operation of the gas processing plant of Pisco – Camisea.
Services S.A.
Transportadora de Gas Natural Comprimido Andino	Peru	Concession for constructing, operating and maintaining the supply system of compressed natural gas in certain provinces of Peru.
S.A.C.
GyM Ferrovías S.A.	Peru	Concession for operating the Lima Metro transportation system.
Survial S.A.	Peru	Concession for constructing, operating and maintaining the Section 1 of the “Southern Inter-oceanic” road.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the“Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.	Peru	Concession for operating and maintaining the Buenos Aires - Canchaque road.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the the Via Expresa - Paseo de la República in Lima.

Real estate:
VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Technical services:
GMD S.A.	Peru	Information technology services.

Gestión de Servicios	Peru	Information technology services.
Digitales S.A.

CAM Holding S.p,A.	Chile, Peru	Electric and technological services.
Brazil and Colombia

Concar S.A.	Peru	Operating and maintaining roads under concession.

Parent company operation:
Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploitation of the land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Construction of a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and selling office facilities in Peru.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following are the Group’s subsidiaries and related interests on December 31, 2013:

				Proportion of
	Proportion of	Proportion of	Proportion of	ordinary shares
	ordinary shares	ordinary shares	ordinary shares	held by non-
	directly held by	held by	held by	controlling
	Parent (%)	Subsidiaries (%)	the Group (%)	interests (%)

Engineering and Construction:
GyM S.A.	93.67%	-	93.67%	6.33%
- GyM S.A. subsidiaries	-	-	-	13.68%
Stracon GyM S.A.	-	74.15%	74.15%	25.85%
GyM Chile SpA	-	99.99%	99.99%	0.01%
DSD Construcciones y Montajes S.A.	-	85.95%	85.95%	14.05%
Ingeniería y Construcción Vial y Vives S.A.	-	80.40%	80.40%	19.60%
GyM Minería S.A.	-	99.90%	99.90%	0.10%
GMI S.A.	89.41%	-	89.41%	10.59%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido
Andino S.A.C	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.97%	-	99.97%	0.03%
Concesionaria Vía Expresa Sur S.A.	99.99%	-	99.99%	0.01%

Real Estate:
Viva GyM S.A.	59.25%	38.97%	98.22%	1.78%
- Viva GyM S.A. subsidiaries	-	-	-	40.58%

Technical Services:
GMD S.A.	89.15%	-	89.15%	10.85%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.74%	-	99.74%	0.26%
Gestión de Servicios Digitales S.A.	-	100.00%	100.00%	-

Parent company operation:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	-	42.80%	57.20%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	-	99.99%	0.01%

The following are the Group’s subsidiaries and related interests on December 31, 2012:

				Proportion of
	Proportion of	Proportion of	Proportion of	ordinary shares
	ordinary shares	ordinary shares	ordinary shares	held by non-
	directly held by	held by	held by	controlling
	Parent (%)	Subsidiaries (%)	the Group (%)	interests (%)

Engineering and Construction:
GyM S.A.	93.67%	-	93.67%	6.33%
- GyM S.A. subsidiaries	-	-	-	12.80%

Stracon GyM S.A.	-	74.15%	74.15%	25.85%
GyM Chile SpA	-	99.99%	99.99%	0.01%
Ingeniería y Construcción Vial y Vives S.A.	-	74.00%	74.00%	26.00%
GyM Minería S.A.	-	99.90%	99.90%	0.10%
GMI S.A.	89.41%	-	89.41%	10.59%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido
Andino S.A.C	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	50.10%	-	50.10%	49.90%
Concesión Canchaque S.A.	99.97%	-	99.97%	0.03%
Concesionaria la Chira	50.00%	-	50.00%	50.00%

Real Estate:
Viva GyM S.A.	59.25%	38.97%	98.22%	1.78%
- Viva GyM S.A. subsidiaries	-	-	-	34.75%

Technical Services:
GMD S.A.	88.68%	-	88.68%	11.32%
Cam Holding S.p.A.	100.00%	-	100.00%	00.00%
Concar S.A.	99.57%	-	99.57%	0.43%
Gestión de Servicios Digitales S.A.	-	100.00%	100.00%	-

Parent company operation:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	-	42.80%	57.20%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	-	99.99%	0.01%

All subsidiaries undertakings are included in the consolidation. The proportion of the voting rights in the subsidiaries’ undertakings are held directly by the parent company and do not differ from the proportion of ordinary shares held. There is no restriction to access or use of the assets or to the settlement of the liabilities of the Group.

(All amounts are expressed in thousands of S/. unless otherwise stated)

At December 31, the total non-controlling interest is attributable to the following subsidiaries:

	2012	2013

Viva GyM S.A. subsidiaries	132,482	176,009
Viva GyM S.A.	4,101	5,411
GyM S.A. subsidiaries	76,414	101,601
GyM S.A.	30,225	40,616
Norvial S.A.	57,774	39,811
CAM Holding S.p.A.	16,681	19,585
GMP S.A.	23,466	18,853
GyM Ferrovias S.A.	20,139	14,042
Promotora Larcomar S.A.	10,060	9,960
Others	19,692	5,173
	391,034	431,061

Summarized financial information of subsidiaries with material non-controlling interests

Set out below are the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GYM S.A.		GyM S.A.		Norvial S.A.
	December 31,		December 31,		December 31,
	2012	2013	2012	2013	2012	2013
Current:
Assets	642,799	672,627	1,504,198	1,791,129	13,741	19,977
Liabilities	(263,600)	(217,609)	(1,547,653)	(1,578,685)	(13,804)	(50,362)
Total current net assets
(liabilities)	379,199	455,018	(43,455)	212,444	(63)	(30,385)

Non-current:
Assets	64,605	76,506	858,808	915,193	154,094	152,228
Liabilities	(62,583)	(97,762)	(261,680)	(382,067)	(38,251)	(1,207)
Total non-current net assets
(liabilities)	2,022	(21,256)	597,128	533,126	115,843	151,021
Net assets	381,221	433,762	553,673	745,570	115,780	120,636

Summarized income statement

	Viva GYM S.A.			GyM S.A.			Norvial S.A.
	December 31,			December 31,			December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013

Revenue	152,266	240,110	313,731	2,659,246	3,341,539	3,903,916	78,672	85,700	92,252
Profit before
income tax	34,363	65,282	80,467	222,941	250,132	350,687	34,252	38,734	40,341
Income tax	(10,232)	(19,967)	(21,427)	(66,679)	(79,690)	(105,782)	(7,814)	(11,578)	(10,245)
Post-tax profit	24,131	45,315	59,040	156,262	170,442	244,905	26,438	27,156	30,096
Other comprehensive
Income	-	-	-	-	(962)	(1,240)	-	-	-
Total comprehensive
income	24,131	45,315	59,040	156,262	169,480	243,665	26,438	27,156	30,096

(All amounts are expressed in thousands of S/. unless otherwise stated)

Summarized cash flows

	Viva GyM S.A.			GyM S.A.			Norvial S.A.
	December 31,			December 31,			December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Net cash (used)
generated from
operating activities	(14,189)	5,104	(46,450)	164,373	467,606	69,768	44,585	48,052	37,746
Net cash a (used)
generated in
investing activities	(36,340)	(4,158)	(5,609)	(51,441)	(263,724)	(139,563)	(16,903)	(16,729)	(412)
Net cash generated
(used) in financing
activities	54,804	22,804	22,081	(113,963)	(179,416)	(87,296)	(23,667)	(32,757)	(24,791)
Net increase
(decrease) in cash
and cash equivalents	4,275	23,750	(29,978)	(1,031)	24,466	(157,091)	4,015	(1,434)	12,543
Cash decrese in
deconsolidation	-	-	-	-	-	(1,458)	-	-	-
Cash, cash equivalents
and bank overdrafts at
beginning of year	44,979	49,254	73,004	399,466	398,435	422,901	10,368	14,383	12,949
Cash and cash
equivalents at end
of year	49,254	73,004	43,026	398,435	422,901	264,352	14,383	12,949	25,492

The information above is the amount before inter-company eliminations.

b)	Public services concessions -

The Group acts as concessionaire in various public services concessions. When applicable, revenue attributable to the construction or restoration of infrastructure has been accounted for by applying the models set forth in Note 2.5 (financial, intangible and bifurcated model). The concessions of the Group are described as follows:

Financial model:

i)      Survial S.A. concession

Under the Survial concession, the Company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road that runs up to the Peruvian-Brazilian border. The road has five toll stations and three weigh stations. The concession was awarded to Survial in 2007 for a 25-year term. The Company owns 99.9% of Survial.

The obligations under the concession include the construction of the road, which was completed in 2010. The estimated investment is US$98.9 million. The concession maintains payback mechanisms through the annual payment for maintenance and operation of the road, hereinafter PAMO, which is paid to Survial by the Ministry of Transport and Communications of Peru, according to the terms established in the contract.

PAMO revenues are generated by two types of periodic and routine maintenance. The 46.88% of the total invoiced is periodic maintenance, and the difference is for routine maintenance. The revenue in this concession does not depend on traffic volume.

This concession is recognized as a financial asset because Survial has the unconditional contractual right to receive cash or other financial asset and such operation is secured contractually by the Peruvian Government. Survial receives specific and determinable amounts of cash and measures the financial asset at amortized cost, taking into consideration the effective interest rate method as prescribed in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

(All amounts are expressed in thousands of S/. unless otherwise stated)

ii)      Canchaque S.A. concession

Under the Canchaque concession, the Company operates and periodically maintains a 78 km road from the towns of Buenos Aires to Canchaque, in Peru.  The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15-year term with the option to extend the term.  The Company owns 99.97% of Canchaque. The obligations under the concession include the construction of the road 1B from Buenos Aires to Canchaque in Piura, which was completed in 2009; the total investment amounted to US$26.1 million. Revenue from this concession consists of an annual fee paid by the Peruvian Ministry of Transport and Communications in consideration for the operation and maintenance of the road, which can vary depending on the amount of road maintenance required due to road wear and tear. The revenue received by the Company in this concession does not depend on traffic volume. These revenues are guaranteed by a minimum amount of US$310,648.

The concession maintains payback mechanisms  through the PAMO, which is paid to Canchaque by the Ministry of Transport and Communications of Peru, according to the terms established in the contract.

PAMO revenues are generated by two types of periodic and routine maintenance. The 20.30% of the total invoiced is periodic maintenance, and the difference is for routine maintenance. The revenue in this concession does not depend on traffic volume.

This concession granted to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial assets from the collection of annual payments for maintenance and operation.  Canchaque recognizes such financial asset at amortized cost, taking into consideration effective interest rate method, as prescribed in IAS 39 Financial instruments: recognition and measurement.

iii)      La Chira S.A. concession

In 2011, the Company was awarded a 25-year concession for the construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. The Company holds a 50% share in this project and the Company´s partner Acciona Agua holds the remaining 50%. La Chira’s annual revenues under the concession are in the form of a fee paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima. The total investment amounted to S/.450.5 million.

The concession maintains payback mechanisms through certificates of progress of the works, hereinafter CAOS, because the concession is under construction.

At December 31, 2013, the concession has issued two CAOS by advancing work executed, corresponding to 38.54 % of the total of the project. It is estimated that a total of seven CAOS will be issued.

This concession granted to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial assets through collections of revenue charged for maintaining the plant.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate method calculation set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

(All amounts are expressed in thousands of S/. unless otherwise stated)

iv)      GyM Ferrovías S.A. concession

In 2011, the Company was awarded a 30-year concession for the operation of Line One of the Lima Metro, Peru’s only urban railway system. The concession was awarded to the subsidiary GyM Ferrovías, in which the Company holds a 75% ownership interest, with the other 25% being held by Ferrovías S.A.C. The obligations under the contract include (i) the operation and maintenance of the five existing trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 additional trains; and (iv) the design and construction of the railway maintenance and repair yard.  The total investment amounted to US$549.8 million. Revenue from this concession consists of a quarterly fee that is received from the Ministry of Transport and Communications based on the kilometers travelled per train. The revenue does not depend on passenger traffic volume.

The concession given to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial asset for the collection of the secured kilometers.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate calculation set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

v)      Transportadora de Gas Natural Andino S.A.C concession

In July 2013 the Group, through its subsidiary GMP S.A., obtained from the Local Government the concession to design, finance, build, maintain and operate the system supply of compressed natural gas in Jauja, Huancayo, Huancavelica, Huamanga, Huanta, Andahuaulas, Abancay, Cusco, Juliaca and Puno. The concession term is 10 years with an option to extend for 20 more years. According to the contract the infrastructure will reverse to the grantor at the end of the concession term. The estimated initial investment during the first nine months will result in US$14.1 million. In the sixth year the amount will be about US$1.76 million.

This concession granted to the Company comprises public services and investments qualifying as financial assets, the Company has the unconditional right to receive cash or other financial assets due as the granted income which is higher than the investment costs.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate method set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Intangible model:

i)      Norvial S.A. concession

Under the Norvial concession, the Company operates and maintains part of the only highway that connects Lima to the northwest of Peru. This 183-km road known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in 2003 for a 25-year term.  The Company owns 67% of Norvial. Norvial’s revenue derives from the collection of tolls. The toll fee is determined by the Peruvian Ministry of Transport and Communications and adjusted on a yearly basis in accordance with a contractual formula that takes into account the nuevo sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. The Company is required to transfer 5.5% of monthly toll revenue to the Peruvian Ministry of Transport and Communications and pay a 1% regulatory fee to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure. The obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage is expected to begin between 2014 and 2015. The total investment of the concession amounted to US$50 million in the first stage while the second stage will amount to US$102 million. When the construction of the second stage begins, the Company will also be required to pay a one-time estimated fee of approximately US$1.8 million to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The concession contract given to the Company comprises public services and investments and qualifies as an intangible asset because the concession agreement grants the right to charge a predefined and adjustable rate to the users. The cost of the intangible asset comprises the investment committed, executed or to be executed to the extent their amount and borrowing costs can be estimated reliably.

Bifurcated model:

iii)	Vía Expresa Sur S.A. concession

On August 8, 2013, the Company obtained the concession for a 40-year term for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur Project. This project involves the second stage expansion of the Via Expresa - Paseo de la República, between the República de Panamá Avenue and Panamericana highway.

The estimated investment in this concession is expected to be  US$196.8 million. The contract gives the Company the right to charge users of the public service according to a pre-defined price list; however, the grantor (Government) has agreed to pay the difference if the revenues generated during the operation stage are lower than US$18 million in the first two years and US$19.7 million from the third year until the fifteenth year. Revenue for the construction activities and other initial activities are accounted for as a financial asset for the portion that the government guarantees to the Company, and as an intangible, for the unguaranteed investment.

c)	Principal Joint Operations -

As of December 31, 2013, the Group participated in 64 Joint Operations in association with third parties (55 as of December 31, 2012). The following table contains the principal Joint Operations in which the Group participated:

	Percentage of interest
Joint Operations	2012	2013

Graña y Montero S.A.A.
- Concesionaria la Chira S.A. (*)	50.00%	50.00%

GyM S.A.
- Consorcio Pasco	99.00%	99.00%
- Consorcio Constructor Alto Cayma	50.00%	50.00%
- Consorcio Rio Pallca – Huanza	40.00%	40.00%
- Consorcio Tren electrico	33.00%	33.00%
- Consorcio Alto Cayma	49.00%	49.00%
- Consorcio Vial Ayacucho	50.00%	50.00%
- Consorcio Lima Actividades Comerciales	50.00%	50.00%
- Consorcio GyM – COSAPI	50.00%	50.00%
- Consorcio Atocongo	40.00%	40.00%
- Consorcio Norte Pachacutec	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%
- Consorcio Río Urubamba	60.00%	60.00%
- Consorcio Vial Quinua	46.00%	46.00%

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Percentage of interest
Joint Operations	2012	2013

- Consorcio Rio Mantaro	50.00%	50.00%
- Consorcio GyM – CONCIVILES	66.70%	66.70%
- Consorcio Toromocho	55.00%	55.00%
- Consorcio Construcciones y Montajes CCN	40.00%	50.00%
- Consorcio CGB	50.00%	50.00%
- Consorcio HV GyM	50.00%
- Consorcio Stracon Motta Engil JV	50.00%

GMP S.A.
- Consorcio Terminales	50.00%	50.00%

CONCAR S.A.
- Consorcio Ancón-Pativilca	50.10%	50.10%
- Consorcio Peruano de Conservación	50.00%	50.00%

GMD S.A.
- Consorcio Cosapi-Data – GMD S.A.	50.00%	50.00%
- Consorcio TLBG	66.45%	66.45%
- Consorcio Procesos digitales	43.65%	43.65%
- Consorcio Indra	50.00%	50.00%
- Consorcio Fábrica de Software	50.00%	50.00%
- Consorcio Gestión de Procesos Electorales (ONPE)	50.00%	50.00%

Viva GyM S.A.
- Consorcio Cuartel San Martín	50.00%	50.00%

GMI S.A.
- Consorcio Norte Pachacútec	1.00%	1.00%

Cam Holding S.p.A.
- Consorcio Norte	99.00%	99.00%

(*)
In 2012 Concesionaria La Chira S.A. was consolidated as a subsidiary. In 2013, the Company reassessed the nature of the rights attributed to its partners based on the provisions of IFRS 10 and concluded that the parties have joint control. Considering the nature of the rights and obligations of the parties, Concesionaria La Chira S.A. has been classified as a joint operation. Since the impact on the 2012 financial statements is not material to the Group’s financial position, results of operations or cash flows, management of the Group decided not to restate prior years' figures.

All of the joint arrangements listed above operate in Lima or in other Peruvian cities.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The description of the main activities of the joint arrangements is as follows:

Joint arrangements in	Economic activity

Graña y Montero S.A.A.
Construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	The activities of the joint operations of this subsidiary are:
Civil works division: construction in general in the energy, mining, infrastructure, industry.
Electromechanical Division: assembly, installation and supply of materials and / or electromechanical equipment and laying of transmission lines.
Building division: building houses, offices and commercial premises
Services division: mining services.

GMP S.A.	Consorcio Terminales provides services for reception, storing, shipping and transportation for liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road, further provides conservation services and supervision.

GMD S.A.	GMD is specially engaged in supply services derived from contracts of business online BPO (Business Process Outsourcing).

Viva GyM S.A.	Construction of a five star hotel with a convention center, a business center and entertainment center.

CAM Holding S.A.	Outsourcing for services to the electric power sector

The Group’s consolidated financial statements do not include any other entities in addition to those mentioned above, such as trust funds or special purpose entities.

d)	Acquisition of subsidiaries -

In August 2013, the Group through some of its subsidiaries, GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p A., acquired control of DSD Construcciones y Montajes S.A. for a consideration amounting to US$37.2 million (equivalent to S/.103.9 million).

In 2012, the Group, through some of its subsidiaries acquired control of certain entities as follows:

i)	A Chilean entity, Ingeniería y Construcción Vial y Vives S.A. (hereinafter Vial y Vives) for a consideration of US$55.6 million (equivalent to S/.142 million).

ii)	Stracon GyM, for a consideration of US$16.4 million (equivalent to S/.41.9 million).

In 2011, the Group acquired control of CAM Holding S.p.A. for a consideration of US$10.9 million (equivalent to S/.29 million).

The details of these transactions and their resulting accounting impact are disclosed in Note 31.

6	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Executive Committee leads by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The revenues derived from foreign operations (Chile, Brazil, Colombia) comprise 13.72% of the Group’s total revenue in 2013 (17.21% in 2012 and 14.93% in 2011).

Inter-segmental sales transactions carried out at arm’s length. Revenues from external customers reported to the Corporate General Management are measured in a manner consistent with the preparation basis of the financial statements.

Group sales and receivables are not concentrated in a few customers.

The following segments set forth the principal activities of each of the Group:

a)
Engineering and construction: This segment includes: (i) engineering, from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services; (ii) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (iii) electromechanic construction, such as concentrator plants, oil and natural gas pipelines, and transmission lines; (iv) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers and industrial facilities; (v) contract mining, such as earthworks, blasting, loading and hauling ore.

b)
Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a waste water treatment plant in Lima, multiple fuel storage facilities, two producing oil fields, and a gas processing plant.

c)
Real Estate: The Group develops and sells homes targeted to low- and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, to a lesser extent, office and commercial space.

d)
Technical Services: The Group provides: (i) operation and maintenance services for infrastructure assets; (ii) information technology (IT) services, including IT outsourcing, systems integration, application outsourcing and business process outsourcing services; and (iii) electricity networks services (maintenance).

Parent Company Operation corresponds to the services which the Holding company provides, managing, logistics and accounting services, among others, to the different related entities of the Group.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Below are shown the financial statements of the Group according to its operating segments:

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments financial position

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
As of December 31, 2012
Assets -
Cash and cash equivalents	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114
Trade accounts receivable	181,107	26,922	18,282	20	43,692	19,336	166,895	61	-	456,315
Outstanding work in progress	417,073	-	-	15,029	-	-	81,427	-	-	513,529
Accounts receivable from related parties	67,913	-	300	159	134	4,867	52,243	304,812	(380,667)	49,761
Other accounts receivable	317,501	16,783	17,970	6,326	-	13,479	40,444	34,705	-	447,208
Inventories	145,301	8,287	-	6,419	-	523,722	64,048	1,392	(1,753)	747,416
Prepaid expenses	5,882	1,309	583	7,220	-	1,589	5,149	1,107	-	22,839
Current assets	1,558,109	83,951	127,779	63,485	43,894	635,997	495,493	390,568	(382,094)	3,017,182

Long-term trade account receivable	-	-	-	305,887	-	-	-	-	-	305,887
Other long-term accounts receivable	17,261	14,696	13,833	11,206	3,720	6,803	24,274	1,696	-	93,489
Available-for-sale financial asset	-	-	-	-	-	-	-	5,005	-	5,005
Investments in associates and joint ventures	113,601	-	-	-	-	17,151	2	801,824	(895,132)	37,446
Investment property	-	-	-	-	-	35,972	-	-	-	35,972
Property, machinery and equipment	554,456	205,853	2,034	3,365	-	4,470	109,259	76,317	(2,223)	953,531
Intangible assets	172,495	95,283	146,186	7,830	2,406	772	24,461	14,855	16,110	480,398
Derivative financial instruments	-	-	-	-	-	128	-	-	-	128
Deferred income tax asset	14,751	-	6,184	8,287	-	6,110	34,190	-	1,556	71,078
Non-current assets	872,564	315,832	168,237	336,575	6,126	71,406	192,186	899,697	(879,689)	1,982,934
Total assets	2,430,673	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	5,000,116

Liabilities -
Borrowings	119,960	16,216	14,226	-	8,271	43,216	96,015	154,915	-	452,819
Trade accounts payable	663,454	21,996	744	15,111	27	70,571	163,495	1,889	-	937,287
Accounts payable to related parties	42,973	1,610	13,970	290,601	15,763	9,231	46,376	14,189	(391,979)	42,734
Current taxes	110,515	4,506	1,977	873	167	8,614	28,187	3,995	-	158,834
Other accounts payable	650,079	10,640	68,658	223	-	131,967	144,373	9,189	-	1,015,129
Other provisions	-	401	-	-	-	-	10,911	-	-	11,312
Current liabilities	1,586,981	55,369	99,575	306,808	24,228	263,599	489,357	184,177	(391,979)	2,618,115

Borrowings	180,857	97,777	48,513	-	-	49,657	12,427	3,424	-	392,655
Other long-term accounts payable	-	14,640	-	-	-	12,858	24,681	597	-	52,776
Other provisions	11,009	7,558	-	-	-	-	27,624	-	-	46,191
Derivative financial instruments	-	5,999	-	12,697	-	-	-	-	-	18,696
Deferred income tax liability	70,121	2,563	24	-	722	68	9,634	5,310	-	88,442
Total non-current liabilities	261,987	128,537	48,537	12,697	722	62,583	74,366	9,331		598,760
Total liabilities	1,848,968	183,906	148,112	319,505	24,950	326,182	563,723	193,508	(391,979)	3,216,875

Equity	472,097	192,411	90,124	60,416	12,535	147,054	103,015	1,086,774	(772,219)	1,392,207
Non-controlling interest	109,608	23,466	57,780	20,139	12,535	234,167	20,941	9,983	(97,585)	391,034
Total liabilities and equity	2,430,673	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	5,000,116

(All the amounts are expressed in thousand of S/. Unless otherwise stated)

Operating segments financial position

Segment reporting	Engineering	Infrastructure						Parent
As of December 31, 2013	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
Assets.-
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415
Trade accounts receivable	265,544	29,527	12,347	4,090	-	17,938	192,382	44	-	521,872
Outstanding work in progress	734,976	6,966	2,433	31,187	37,489	-	158,692	-	-	971,743
Accounts receivable from related parties	107,732	4,083	18,660	163	-	561	53,845	733,645	(834,839)	83,850
Other accounts receivable	360,939	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,763)	553,218
Inventories	90,671	7,741	-	11,927	-	590,567	63,912	487	(2,508)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,130	363	-	25,686
Non-current assets classified as held for sale	21,473	-	-	-	-	-	-	-	-	21,473
Current assets	1,854,563	94,239	130,847	109,342	42,494	672,627	585,224	1,249,828	(839,110)	3,900,054

Long-term trade accounts receivable	-	-	-	591,917	-	-	-	-	-	591,917
Other long-term accounts receivable	-	-	10,081	-	1,858	11,811	12,301	2,100	-	38,151
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	57,501	(57,501)	-
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and join ventures	153,556	7,287	-	-	-	16,297	10,454	837,889	(937,516)	87,967
Investment property	-	-	-	-	-	36,945	-	-	-	36,945
Property, plant and equipment	533,757	190,844	3,919	6,724	-	5,636	114,081	103,840	(6,205)	952,596
Intangible assets	175,275	101,978	145,711	6,450	1,151	957	18,883	15,282	15,705	481,392
Deferred income tax asset	68,699	644	4,258	8,765	-	4,860	42,119	1,264	4,912	135,521
Non-current assets	931,287	301,811	163,969	613,856	3,009	76,506	197,840	1,106,209	(981,665)	2,412,822
Total assets	2,785,850	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,312,876

Liabilities.-
Borrowings	195,083	33,847	46,007	-	5,869	77,854	126,872	587	-	486,119
Trade accounts payable	751,097	19,950	3,353	9,912	280	42,484	160,104	4,217	-	991,397
Accounts payable to related parties	43,373	877	25,572	642,510	24,058	21,493	77,613	24,928	(834,839)	25,585
Current taxes	117,088	3,477	2,515	81	366	3,161	30,498	2,049	-	159,235
Other accounts payable	526,994	10,882	42,891	879	-	72,617	79,050	11,781	-	745,094
Other provisions	-	4,207	3,846	-	-	-	842	-	-	8,895
Current liabilities	1,633,635	73,240	124,184	653,382	30,573	217,609	474,979	43,562	(834,839)	2,416,325

Borrowings	127,067	86,334	9,780	-	-	52,318	31,367	2,837	-	309,703
Long-term trade accounts payables	-	-	-	2,157	-	-	-	-	-	2,157
Accounts payables to related parties	-	-	-	-	-	28,500	29,001	-	(57,501)	-
Other long-term accounts payable	124,344	-	462	-	-	9,723	69,957	910	-	205,396
Other provisions	11,801	4,668	-	-	-	-	23,918	-	-	40,387
Derivative financial instruments	-	3,563	-	201	-	147	-	-	-	3,911
Deferred income tax liability	118,970	453	166	-	340	7,074	5,864	3,599	1,691	138,157
Total non-current liabilities	382,182	95,018	10,408	2,358	340	97,762	160,107	7,346	(55,810)	699,711
Total liabilities	2,015,817	168,258	134,592	655,740	30,913	315,371	635,086	50,908	(890,649)	3,116,036
Equity	623,246	211,431	120,407	50,594	14,590	152,713	125,736	2,295,245	(828,183)	2,765,779
Non-controlling interest	146,787	16,361	39,817	16,864	-	281,049	22,242	9,884	(101,943)	431,061
Total liabilities and Equity	2,785,850	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,312,876

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments performance

Segment Reporting
	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2011 -
Revenues	2,784,185	289,041	115,189	-	-	152,266	976,956	39,840	(116,211)	4,241,266

Gross profit	329,276	115,950	40,134	(9,888)	-	45,334	109,671	1,995	(723)	631,749
Administrative expenses	(104,358)	(13,065)	(7,086)	(5,226)	(269)	(10,093)	(72,061)	(5,555)	18,131	(199,582)
Other income and expenses	4,762	(318)	88	-	-	(357)	6,240	(11,056)	4,971	4,330
Profit from the sale of investments	-	-	-	-	-	-	-	4,769	-	4,769
Other (losses) gains, net	(2,165)	(2,054)	-	-	-	22	406	946	-	(2,845)
Gain from business combination	-	-	-	-	-	-	45,152	-	-	45,152
Profit before interests
and taxes	227,515	100,513	33,136	(15,114)	(269)	34,906	89,408	(8,901)	22,379	483,573
Financial expenses	(105,906)	(14,608)	(21,043)	(5,819)	(15)	(7,718)	(25,523)	(16,266)	8,442	(188,456)
Financial income	111,180	12,714	15,108	7,704	5	7,175	17,014	19,847	(8,442)	182,305
Share of the profit or loss in associates and joint ventures under the equity method	5,100	223	-	-	-	-	-	133,291	(138,391)	223
Profit before income tax	237,889	98,842	27,201	(13,229)	(279)	34,363	80,899	127,971	(116,012)	477,645
Income tax	(71,514)	(29,730)	(5,822)	4,703	83	(10,232)	(19,812)	(3,990)	(5,133)	(141,447)
Profit for the year	166,375	69,112	21,379	(8,526)	(196)	24,131	61,087	123,981	(121,145)	336,198

Profit attributable to:

Owners of the Company	153,125	64,726	9,944	(6,394)	(98)	6,079	53,901	124,032	(116,239)	289,076
Non-controlling interest	13,250	4,386	11,435	(2,132)	(98)	18,052	7,186	(51)	(4,906)	47,122
Profit for the year	166,375	69,112	21,379	(8,526)	(196)	24,131	61,087	123,981	(121,145)	336,198

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments performance

Segment Reporting
	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2012 -
Revenues	3,524,585	287,040	123,345	73,067	41,007	240,110	1,083,323	44,654	(185,246)	5,231,885

Gross profit	408,021	110,847	53,341	(2,712)	11,155	86,706	103,935	(26)	(59,201)	712,066
Administrative expenses	(159,845)	(14,739)	(6,361)	(7,926)	(1,485)	(17,409)	(105,363)	(3,971)	59,919	(257,180)
Other income and expenses	(1,928)	(927)	61	21	-	(1,711)	73,585	8,426	(1,583)	75,944
Other (losses) gains, net	1,326	(1,603)	-	(48)	-	-	-	-	-	(325)
Profit before interests
and taxes	247,574	93,578	47,041	(10,665)	9,670	67,586	72,157	4,429	(865)	530,505
Financial expenses	(179,089)	(25,041)	(16,517)	(27,975)	(6,560)	(14,469)	(29,093)	(17,009)	5,081	(310,672)
Financial income	198,755	23,277	11,354	24,032	129	12,165	24,028	15,909	(9,260)	300,389
Share of the profit or loss in associates and joint ventures under the equity method	9,178	-	-	-	-	-	-	252,288	(260,862)	604
Profit before income tax	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	255,617	(265,906)	520,826
Income tax	(87,918)	(28,457)	(12,526)	3,584	(972)	(19,967)	(5,638)	(4,235)	1,554	(154,575)
Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	251,382	(264,352)	366,251

Profit attributable to:

Owners of the Company	165,116	58,029	15,800	(8,268)	1,134	12,375	50,623	250,923	(255,778)	289,954
Non-controlling interest	23,384	5,328	13,552	(2,756)	1,133	32,940	10,831	459	(8,574)	76,297
Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	251,382	(264,352)	366,251

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segment performance

Segment Reporting
	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2013 -
Revenues	4,075,070	321,097	195,861	118,541	45,489	313,731	1,169,115	51,525	(323,114)	5,967,315

Gross profit	560,083	97,495	66,455	19,670	3,179	113,732	179,175	(4,031)	(31,097)	1,004,661
Administrative expenses	(217,927)	(16,170)	(6,600)	(8,025)	(212)	(20,993)	(132,486)	(8,616)	49,237	(361,792)
Other income and expenses	10,762	(3,851)	(35)	758	(2)	(727)	24,669	(2,689)	(2,851)	26,034
Profit from the sale of investments	-	-	-	-	-	3,197	-	2,525	-	5,722
Other (losses) gains, net	-	290	-	-	-	(1,023)	-	-	-	(733)
Profit before interests
and taxes	352,918	77,764	59,820	12,403	2,965	94,186	71,358	(12,811)	15,289	673,892
Financial expenses	(318,447)	(28,534)	(22,392)	(60,292)	(47)	(27,010)	(35,235)	(95,722)	4,227	(583,452)
Financial income	291,812	14,303	17,982	34,315	17	13,227	19,382	108,617	(28,652)	471,003
Dividends received	-	-	-	-	-	-	-	119,791	(119,791)	-
Share of the profit or loss in associates and joint ventures under the equity method	41,971	1,587	-	-	-	64	1,070	-	(11,130)	33,562
Profit before income tax	368,254	65,120	55,410	(13,574)	2,935	80,467	56,575	119,875	(140,057)	595,005
Income tax	(111,348)	(20,066)	(14,971)	477	(881)	(21,427)	(16,655)	(781)	3,222	(182,430)
Profit for the year	256,906	45,054	40,439	(13,097)	2,054	59,040	39,920	119,094	(136,835)	412,575

Profit attributable to:

Owners of the Company	211,941	41,635	26,077	(9,823)	2,054	19,153	34,296	119,192	(124,162)	320,363
Non-controlling interest	44,965	3,419	14,362	(3,274)	-	39,887	5,624	(98)	(12,673)	92,212
Profit for the year	256,906	45,054	40,439	(13,097)	2,054	59,040	39,920	119,094	(136,835)	412,575

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting
	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2011 -

Profit before income tax	237,889	98,842	27,201	(13,229)	(279)	34,363	80,899	127,971	(116,012)	477,645
Adjustments to profit:
Depreciation and amortization	82,351	36,112	21,316	73	87	2,607	32,160	3,540	-	178,246
Accounts receivable	(170,212)	3,181	42,364	(92,846)	(1,501)	(178)	(674)	-	42,790	(177,076)
Inventories	(52,330)	(630)	-	-	-	(56,086)	(10,359)	-	(21,005)	(140,410)
Accounts payable	328,670	8,650	(761)	5,245	(1,615)	(598)	(20,374)	302	(53,893)	265,626
Other variations	(255,857)	(28,247)	(60,221)	7,564	(4,986)	5,703	(110,623)	(124,648)	100,623	(470,692)
Cash flows from
operating activities	170,511	117,908	29,899	(93,193)	(8,294)	(14,189)	(28,971)	7,165	(47,497)	133,339
Sale of assets	5,251	77	(152)	-	-	-	2,214	28,047	(2,436)	33,001
Dividends received	20,891	-	-	-	-	245	1,766	133,291	(121,484)	34,709
Purchase of assets	(80,544)	(51,083)	(363)	(6,432)	(2,598)	(36,585)	(22,916)	(144,892)	192,124	(153,289)
Cash flows from
investing activities	(54,402)	(51,006)	(515)	(6,432)	(2,598)	(36,340)	(18,936)	16,446	68,204	(85,579)
Debt repayment	(41,245)	1,775	(15,379)	4,048	11,500	71,396	59,527	(583)	(86,645)	4,394
Dividend distribution	(70,983)	(67,329)	(12,690)	-	-	(3,102)	(7,263)	(69,866)	161,368	(69,865)
Other payments	(4,456)	(5,373)	(8,906)	97,282	-	(13,490)	(6,797)	30,179	(95,430)	(6,991)
Cash flows from
financing activities	(116,684)	(70,927)	(36,975)	101,330	11,500	54,804	45,467	(40,270)	(20,707)	(72,462)
Cash increase (decrease)	(575)	(4,025)	(7,591)	1,705	608	4,275	(2,440)	(16,659)	-	(24,702)
Cash at the
beginning of the year	401,054	43,110	31,069	-	-	44,979	75,841	86,836	-	682,889
Cash at the end of the year	400,479	39,085	23,478	1,705	608	49,254	73,401	70,177	-	658,187

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting
	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2012 -

Profit before income tax	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	255,618	(265,907)	520,826
Adjustments to profit
Depreciation and amortization	131,133	42,821	24,494	454	104	2,922	39,447	2,075	1,053	244,503
Accounts receivable	(62,061)	(6,356)	1,941	(5,464)	(37,419)	(18,902)	5,868	(22)	72,506	(49,909)
Inventories	(61,468)	(908)	-	(6,251)	-	(154,804)	14,197	851	11,740	(196,643)
Accounts payable	159,597	(26,566)	(667)	9,866	(14)	58,190	(5,976)	782	29,723	224,935
Other variations	126,885	5,047	51,143	47,270	31,836	52,416	(33,573)	(433,651)	(48,356)	(200,983)
Cash flows from
operating activities	570,504	105,852	118,789	31,267	(2,254)	5,104	87,055	(174,347)	(199,241)	542,729
Sale of assets	(60,205)	392	(17)	(458)	-	(1,032)	(961)	9,637	76,115	23,471
Dividends received	4,119	-	-	-	-	-	-	252,288	(254,350)	2,057
Purchase of assets	(393,856)	(63,113)	101	(3,940)	-	(3,126)	(30,582)	(166,389)	235,390	(425,515)
Cash flows from
investing activities	(449,942)	(62,721)	84	(4,398)	-	(4,158)	(31,543)	95,536	57,155	(399,987)
Debt repayment	17,465	38,991	(23,108)	-	8,271	34,728	(2,934)	153,845	(107,257)	120,001
Dividend distribution	(100,820)	(87,429)	(20,750)	-	-	(10,571)	(29,956)	(124,235)	249,526	(124,235)
Contribution of non-controlling
shareholders	-	-	-	-	-	-	-	26,096	5,750	31,846
Acquisition of interest in
non-controlling	-	-	-	-	-	-	-	(4,393)	-	(4,393)
Sale of interest in non-controlling
subsidiary	-	-	-	-	-	-	-	1,193	-	1,193
Other payments	(14,354)	(3,128)	(7,849)	(262)	(6,557)	(1,353)	(10,736)	4,619	(5,607)	(45,227)
Cash flows from
financing activities	(97,709)	(51,566)	(51,707)	(262)	1,714	22,804	(43,626)	57,125	142,412	(20,815)
Cash increase (decrease)	22,853	(8,435)	67,166	26,607	(540)	23,750	11,886	(21,686)	326	121,927
Cash at the
beginning of the year	400,479	39,085	23,478	1,705	608	49,254	73,401	70,177	-	658,187
Cash at the end of the year	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114

(All amounts are expressed in thousands of S/. Uless otherwise stated)

Operating segments cash flows

Segment Reporting
	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2013 -

Profit before income tax	368,254	65,120	55,410	(13,574)	2,935	80,468	56,575	121,322	(141,505)	595,005
Adjustments to profit
Depreciation and amortization	151,158	53,432	10,047	632	52	3,610	37,219	1,986	1,003	259,139
Accounts receivable	(388,587)	(10,343)	(4,316)	(322,993)	(20,131)	1,949	(137,016)	(487,403)	517,365	(851,475)
Inventories	64,957	546	-	(5,508)	-	(58,500)	(4,667)	-	(17,899)	(21,071)
Accounts payable	34,401	753	(7,250)	337,027	16,444	(50,784)	32,424	24,290	(490,522)	(103,217)
Other variations	(149,752)	(24,371)	(26,279)	4,735	(623)	(23,193)	(29,370)	(126,907)	129,700	(246,060)
Cash flows from operating activities	80,431	85,137	27,612	319	(1,323)	(46,450)	(44,835)	(466,712)	(1,858)	(367,679)
Sale of assets	15,134	86	-	-	-	317	316	6,799	9	22,661
Dividends received	12,064	1,708	-	-	-	-	-	119,791	(128,876)	4,687
Purchase of assets	(171,126)	(70,835)	(555)	(5,313)	-	(5,926)	(30,880)	(134,946)	52,238	(367,343)
Cash flows from investing activities	(143,928)	(69,041)	(555)	(5,313)	-	(5,609)	(30,564)	(8,356)	(76,629)	(339,994)
Debt repayment	(371,997)	(29,430)	(10,662)	(34,400)	(43,567)	(135,472)	(285,472)	(537,484)	9,111	(1,439,373)
Dividend distribution	(73,936)	(29,163)	(25,240)	-	-	(32,581)	(4,728)	(86,986)	113,853	(138,781)
Contribution of non-controlling shareholders	-	-	-	-	-	34,774	-	-	-	34,774
Acquisiton of interest in non-controlling subsidiary	(9,104)	-	-	-	-	-	-	(54,764)	-	(63,868)
Issue of common shares,
proceeds from shares issuance, net of related expenses	-	-	-	-	-	-	-	1,147,418	-	1,147,418
Other payments	362,449	32,881	(1,014)	34,400	45,300	155,360	327,182	437,331	(41,923)	1,351,967
Cash flows from financing activities	(92,588)	(25,712)	(36,916)	-	1,733	22,081	36,982	905,516	81,041	892,137
Cash increase (decrease)	(156,085)	(9,616)	(9,859)	(4,994)	410	(29,978)	(38,417)	430,448	2,554	184,463
Cash decrease in deconsolidation	(1,458)	(3,270)	-	-	(34)	-	(400)		-	(5,162)
Cash at the
beginning of the year	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114
Cash at the end of the year	265,789	17,764	80,785	23,318	444	43,026	46,470	478,939	2,880	959,415

(All amounts are expressed in thousands of S/. unless otherwise stated)

Segments by Geographical areas

	2011	2012	2013
Revenue:
- Peru	3,546,403	4,326,471	5,072,251
- Chile	374,184	660,152	631,698
- Colombia	119,464	114,757	112,573
- Brazil	66,587	92,899	74,399
- Dominican Republic	133,304	37,606	-
- Panama	-	-	76,394
- Others	1,324	-	-
	4,241,266	5,231,885	5,967,315

Non-current assets
- Peru		1,623,934	1,895,217
- Chile		331,736	499,777
- Colombia		11,887	8,987
- Brazil		10,372	8,717
- Panama		-	124
		1,977,929	2,412,822

7	FINANCIAL INSTRUMENTS

7.1	Financial instruments by category -

The classification of financial assets and liabilities per category is as follows:

	December 31,
	2012	2013

Assets according to the statement of financial position

Loans and accounts receivable:
- Cash and cash equivalents	780,114	959,415
- Trade and other accounts receivable
not including advances to suppliers	590,845	672,707
- Outstanding work in progress	513,529	971,743
- Financial assets related to concession agreements (1)	359,572	623,376
- Accounts receivable from related parties	49,761	83,850
	2,293,821	3,311,091
Available-for-sale financial assets (Note 9)	5,005	88,333

Hedging derivatives:
- Derivative financial instruments	128	-

(1)
Financial assets related to concession agreements are recorded in the statement of financial position within the line items of short term other accounts receivable and long term other accounts receivable.

Liabilities according to the statement of financial position

Other financial liabilities at amortized cost
- Borrowings	501,692	514,228
- Finance leases	343,782	281,594
- Trade and other accounts payable (excluding non-financial liabilities)	1,157,135	1,242,235
- Accounts payable to related parties	42,734	25,585
- Derivative financial instruments (a)	12,697	348
	2,058,040	2,063,990
Hedging derivatives:
- Derivative financial instruments (b)	5,999	3,563

(All amounts are expressed in thousands of S/. unless otherwise stated)

(a)
In seeking to mitigate the exposure resulting from the expenditures incurred in Euros to a foreign supplier for the purchase of the infrastructure required under the concession agreement signed between a subsidiary, GyM Ferrovías S.A., and the Peruvian Government, this subsidiary entered into a cross currency swap contract by which the purchase of Euros at a future date is secured at a fixed exchange rate. This contract is accounted for as a fair value hedge by the Group and it recognizes the fair value of the financial instrument (cross currency swap) in profit or loss and, as a counterpart, it recognizes the fair value of the firm commitment associated with the contract with the foreign supplier. The change in fair value amounts to S/.14 million which is presented in “Financial income and expenses" (Note 26).

(b)
In seeking to mitigate the exposure resulting from the borrowings obtained from Citibank in variable rate (see Note 18), GMP S.A. entered into a cross interest rate swap contract by which it established a fixed rate. This contract is accounted for as a cash flow hedge by the Group and it recognizes the changes in fair value of the financial instrument in other comprehensive income. The change in fair value amounts to S/.2,400 plus the tax effect of S/.731. The fluctuation observed in the deferred income tax in 2013 includes the effect of the revision of the tax effect of 2012 that amounts to S/.569.

7.2	Credit quality of financial assets -

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

The credit quality of financial assets is presented as follows:

	December 31,
	2012	2013

Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	426,762	558,540
Banco Continental (A+)	156,419	254,439
Banco Santander (Chile) (A)	40,745	7,544
Banco Interbank (A)	33,864	9,360
Banco Scotiabank (A+)	26,648	2,401
Banco de la Nación (A)	24,784	45,782
Banco de Chile (A+)	16,828	-
Banco Santander (A)	9,024	42,102
Citibank (A)	4,610	850
Banco BCI (Chile) (A)	3,451	25,568
Banco Interamericano de Finanzas (A)	30	652
Other lesser amounts	33,859	10,771
	777,024	958,009

The ratings in the above table “A and A+” represent high quality credit ratings. For banks located in Peru, the ratings were derived from risk rating agencies authorized by the Banking and Insurance Superintendency of Peru (Superintendencia de Banca, Seguros y AFP). For banks located in Chile, the ratings were derived from risk rating agencies authorized by the Stock and Insurance Superintendency of Chile (Superintendencia de Valores y Seguros).

(*)      The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand (Note 8).

(All amounts are expressed in thousands of S/. unless otherwise stated)

The credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than 6 months),
B:	existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and
C:	existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

As of December 31, 2013 and 2012 the majority of the Group’s portfolio had been risk-rated as category B. Also, of the total number of accounts in compliance with contract terms and conditions, none of them have been re-negotiated.

With respect to available-for-sale financial assets, the counterparty held an external credit rating of AAA at December 31, 2013 and 2012.

8	CASH AND CASH EQUIVALENTS

This account comprises:
	December 31,
	2012	2013

Cash on hand	3,090	1,406
Checking accounts	501,912	817,692
Time deposits (a)	273,404	138,701
In-transit remittances	1,641	1,616
Mutual funds	67	-
	780,114	959,415

(a)	This amount mainly comprises two short-term bank deposits maintained in Banco de Credito del Peru with maturities of 30 and 60 days that bear an annual interest rate of 10%.

9	AVAILABLE FOR SALE FINANCIAL ASSETS

This account comprises the investment maintained by the Company directly and indirectly in Transportadora de Gas del Perú S.A. (TGP), a local entity that operates gas transportation systems.  At December 31, 2012 the investment corresponded to shares representing the 0.6% of interest in the TGP’s capital.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million). At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million. The change in fair value from 2012 to 2013 of  S/.19.1 million, net of the income tax of S/.8.2 million is recorded within other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance transaction because, in substance, the Company is acting as an agent for CPPIB. Therefore, the Company has not recognized neither the investment in TGP nor any obligation to CPPIB.

This acquisition is part of an investment agreement entered into with CPPIB, whereby both parties commit themselves to initiate and develop projects in the oil and gas industry.

(All amounts are expressed in thousands of S/. unless otherwise stated)

On December 27, 2013 the Company announced its intention to transfer the previously acquired interest of 11.34% in TGP to CPPIB (10.43%) and to Corporación Financiera de Inversiones – CFI (0.91%), if none of the existing TGP shareholders exercise their first option of share acquisition rights. The transfer of interest to these entities took place in February 2014.

10	TRADE ACCOUNTS RECEIVABLES

This account comprises:

	December 31,
	2012	2013

Invoices receivable	447,300	1,058,078
Collection rights	317,609	58,528
	764,909	1,116,606
Impairment of trade accounts	(2,707)	(2,817)
	762,202	1,113,789
Less: non-current portion
Invoice receivable	-	(545,736)
Collection rights	(305,887)	(46,181)
Total non-current	(305,887)	(591,917)
Total current	456,315	521,872

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

Invoices receivable are related to percentage of completion estimates approved by the clients. As of December 31, 2013 and 2012, trade receivable balances are shown net of the advances received from customers of S/.273 million and S/.849 million, respectively. These advances are substantially related to the subsidiary GyM S.A. and their terms vary based on each contract. At December 31, 2013, a significant portion of these advances of S/.248.53 million corresponded to the funds given by certain customers with which a monthly revolving advances system has been agreed which is settled with the billing of the month before.  Other advances that are netted from accounts receivable correspond to funds netted gradually as services are provided; which in the event of an anticipated termination of the contractual relationship will be offset with the balances due for work progress.

Accounts receivable as of December 31, 2013 comprise the collection rights of GyM Ferrovías S.A., Survial S.A. and Canchaque Concessions S.A. for S/.46,181, S/.7,617 and S/.4,730 respectively (S/.305,887, S/.7,502 and S/.4,220 in 2012). The main balance is generated by GyM Ferrovías S.A which is the concession signed with the Peruvian Government comprising Line 1 of the Lima Metro/ (train line), require this entity to acquire, on the Government’s behalf, certain infrastructure needed for the implementation of the transport system to be operated once completed (Note 5-b-iv). This account will be amortized with the cash flows resulting from the consideration to be received by the subsidiary at the inception of the concession under the "price per kilometer traveled" (PKT). For this purpose, the subsidiary has applied certain criteria to determine the amount of the interest to be accrued on these balances and the beginning of this amortization. These balances bear interest at a 7.7% rate and their amortization is expected to begin in 2014 at the time the infrastructure begins operation.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The aging detail of trade accounts receivable is as follows:

	December 31,
	2012	2013

Current	447,937	937,932
Past due up to 30 days	153,440	117,985
Past due over 30 days	163,532	60,689
	764,909	1,116,606

As of December 31, 2013, trade accounts receivables totaling S/.178.7 million (S/.317 million as of December 31, 2012) are past due but not impaired, and the customers do not have a historical record of default.

The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of outstanding work in progress (note 11).

Management performed a specific review and assessment of the balances outstanding of certain customers of subsidiary CAM Holding S.P.A. that were undergoing financial difficulties and shown payment delinquency during 2012 and 2013 and recorded in profit or loss for the year 2012 and 2013 an impairment of trade accounts receivable resulting from the assessment

The movement of the account receivables reserve is as follows:

	2012	2013

Initial balance	-	2,707
Additions	2,707	110
Final balance	2,707	2,817

11	OUTSTANDING WORK IN PROGRESS

This account comprises:

	December 31,
	2012	2013

Rights receivable	454,019	748,376
Work in progress	59,510	223,367
	513,529	971,743

Rights receivable correspond to the unbilled rights for services rendered. Each month, under the percentage of completion method, the Company estimates the advancement of work to date. Based on its monthly estimates, the Company recognizes revenue. Until such revenue is billed, it is recorded in the account, rights receivable.

The balance of work in progress includes costs that the Group incurred related to future activity on the construction contracts. The increase is mainly related to the Machu Picchu and Cerro Aguila Kallpa projects amounting to S/.27.9 million and S/.66.6 million respectively and to others minor projects as Pachacutec, Electrico Lima Tramo 2, Tunel Santa Rosa, Concentradora las Bambas, among others, totaling S/.74.2 million.

(All amounts are expressed in thousands of S/. unless otherwise stated)

12	TRANSACTIONS WITH RELATED PARTIES

(a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	2011	2012	2013

Revenue from sale of goods and services:
- Associates	52,158	49,252	4,915
- Joint operations	177,254	51,385	67,601
	229,412	100,637	72,516

Inter-company services are agreed at arm’s length as if the services had been agreed with third parties.

(b)	Key management compensation -

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2013 amounted to S/.93.5 million (S/.60.04 million as of December 31, 2012).

(c)	Balances at the end of the year resulting from the sale/purchase of goods/services -

	December 31,
	2012		2013
	Receivable	Payable	Receivable	Payable

Related:
Proyectos Inmobiliarios Consultores (PICSA)	223	-	-	-
Sierra Morena	-	243	-	-
	223	243	-	-
Joint operations:
Consorcio Peruano de Conservación	-	-	15,080	-
Consorcio Rio Mantaro	8,974	-	3,822	-
Consorcio Grupo 12	8,699	-	-	-
Consorcio Brocal Pasco	4,711	-	1,913	41
Consorcio La Gloria	3,430	3,443	3,696	3,398
Consorcio GyM Conciviles	2,197	2,426	33,405	-
Consorcio Toromocho	1,819	3,432	62	34
Consorcio Rio Urubamba	1,790	-	2,798	-
Consorcio Tren Electrico	1,622	-	2,499	-
Consorcio Atocongo	1,650	-	712	-
Consorcio Marcona	1,600	2,168	-	-
Consorcio Constructor Alto Cayma	1,533	-	566	4,881
Consorcio Lima	1,232	-	312	-
Consorcio - Sermesa Zhejian	1,013	-	-	-
Consorcio Rios Pallca	975	-	3,903	-
Consorcio Norte Pachacutec	971	800	556	952
Consorcio Tiwu	963	1,716	-	-
Consorcio Vial Ipacal	694	700	283	-
Consorcio Terminales	628	-	4,294	-
Consorcio Vial Quinua	561	4,422	37	1,315
Consorcio CAM Lima	458	231	-	-
Consorcio Sermesa	405	-	-	-
Consorcio Pacifico	280	-	-	-

(All amounts are expressed in thousands of S/. unless otherwise stated)

Consorcio Vial Sullana	348	341	470	-
Consorcio La Zanja	309	349	-	-
Consorcio Ancon Pativilca	303	1,054	-	-
Consorcio La Chira	-	7,868		51
Consorcio Alto Cayma	-	942	5,557	666
Consorcio GyM Cosapi	-	321	-	-
Comerciales Sur	-	-	206	-
Consorcio Proyecto Chiquintirca	-	-	134	-
Consorcio Ingenieria y Construcción Bechtel	-	-	-	3,924
Consorcio Vial Sur	-	-	737	-
Consorcio JV PAnamá	-	-	1,323	-
Other	2,065	1,639	1,485	965
	49,230	31,852	83,850	16,227
Other related parties:
Ferrovias Argentina	-	7,118		8,771
Besco	-	2,155	-	587
El Condor Combustibles	-	1,366	-	-
Other minor	308	-	-	-
	308	10,639	-	9,358
	49,761	42,734	83,850	25,585

Accounts receivable from related parties mainly arise from sales transactions for goods and services with maturity periods of 60 days. Such accounts are non-interest-bearing, because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have maturity periods of 60 days. Such accounts are not interest bearing because they are short-term.

Transactions with non-controlling interest are disclosed in Note 34.

13	OTHER ACCOUNTS RECEIVABLE

This account comprises:

	December 31,
	2012	2013

Advances to suppliers (a)	181,790	183,464
Fiscal credit (b)	76,991	109,050
Guarantees deposits (c)	68,473	56,851
Income tax on-account payment	68,502	95,488
Accounts receivable from sale of investments	26,739	33,601
Petróleos del Perú S.A.- Petroperú S.A. (d)	23,236	18,087
Claims to the tax administration (tax paid in advance)	17,388	7,913
Account receivable from personnel	12,946	14,633
Account receivable from Ferrocarriles del Estado - Chile	9,209	-
Claims to third-parties	7,221	15,799
Indemnification asset (note 31-b)	6,006	6,006
Temporary taxes on net assets	4,643	10,901
Restricted fund	3,822	-
Overseas Bechtel Incorp. Suc.del Peru	-	5,107

(All amounts are expressed in thousands of S/. unless otherwise stated)

Right to recover taxes (Brazil and Colombia)	3,168	2,259
Legal credits CAM Brasil	2,955	3,430
Accounts receivable from suppliers
(Transportadora de Gas del Perú)	2,290	-
Project reimbursements	1,926	1,794
Loans receivable to employees	1,760	584
Compensation fund (e)	1,637	812
Others (f)	19,995	25,590
	540,697	591,369

Less non-current portion:
Fiscal credit	(48,493)	(34,071)
Petróleos del Perú S.A.	(14,696)	-
Ferrocarriles del Estado SEC	(9,209)	-
Indemnification asset (note 31-b)	(6,006)
Legal credits CAM Brazil	(2,955)	(3,430)
Accounts receivable from Transportadora de Gas del Perú	(2,290)	-
Right to recover taxes	(2,010)	-
Debtors for sale, according to legal agreement (Chile)	(662)	-
Loans receivable from employees	(659)	-
Others	(6,509)	(650)
	(93,489)	(38,151)
Current portion	447,208	553,218

Other non-current accounts receivable have maturities from 2 to 5 years. In the case of fiscal credit, Company’s Management estimates that this balance will be applied against the fiscal debit from future operations over the medium term.

The following contains a description of major accounts receivable:s

(a)	Advances to suppliers -

Mainly corresponds to advances that the subsidiary GyM S.A. provided for approximately S/.163.1 million (S/.171.5 million in 2012) to import equipment to be used in different projects, which are detailed as follows, based on the related project:

	December 31,
	2012	2013

Consorcio Tren Eléctrico	58,203	64,567
Consorcio Rio Mantaro	27,067	54,311
Central Hidroeléctrica Machu Picchu	15,132	20,998
EPC Planta Minera Inmaculada	-	7,207
Edificio Real 8	3,442	3,025
Consorcios - Cam	-	2,800
Consorcio GyM Conciviles	26,730	2,144
Servicios para proyectos inmobiliarios	4,663	2,379
GyM Chile SPA	1,709	1,888
Stracon GyM	1,557	1,655
Mantenimiento Periodico/Red Vial 1	1,474	2,439
Consorcio Peruano de Conservación	1,421	4,708
Panorama Plaza Negocios 2	-	1,312
Consorcio Rio Urubamba	1,194	704
Ciudad Nueva Fuerabambas	10,525	-
Inversiones y Construcciones GyM Ltda	9,110	-
Ampliación Red Principal - Cálida	8,759	-
Other smaller projects	10,804	13,327
	181,790	183,464

(All amounts are expressed in thousands of S/. unless otherwise stated)

(b)	Fiscal credit -

Mainly corresponds to the subsidiaries Survial S.A., GyM  S.A., GyM Ferrovias S.A., Viva  GyM S.A and Concar S.A. for S/.17 million, S/.25 million , S/.27 million, S/.12 million and  S/.9 million respectively, (Survial S.A., GyM S.A. and GyM Ferrovías S.A. for S/.25 million, S/.14.9 million and S/.14 million, respectively in 2012). Based on its estimates, Management considers that this fiscal credit will be recovered during the ordinary course of the future operations of these subsidiaries.

(c)	Guarantee deposits -

Guarantee deposits are the funds retained by customers for work contracts mainly for subsidiary GyM S.A. which ensures compliance with the contracts and the funds are recovered once the work has been completed. Such deposits mainly correspond to the following projects:

	December 31,
	2012	2013

Project:
Stracon GyM	16,516	18,834
Collahuasi (Vial y Vives)	10,757	-
Campamentos Congas	8,783	415
Conga Reticulation Camp 3000/4500 K	7,738	287
Consorcio GyM Cosapi	7,501	-
Pueblo Viejo (Dominican Republic)	7,212	-
Proyecto Machupicchu	4,513	8,624
Ampla Brasil	1,402	-
OPR	909	971
Conga- Campamento 400 personas K12	387	-
Edificio Real 8	351	1,417
Distrito S	319	118
Local Euromotors	289	-
Pozas almacenamiento de agua	-	7,143
Proyecto Chancadora Caserones	-	5,473
Minera Antucoya	-	3,814
Pampa Verde	-	3,601
La Zanja	-	1,348
Planta Minera Inmaculada	-	881
Garantías - arriendos CAM Perú	-	605
Garantías - arriendos CAM Chile	-	573
Centro Empresarial Leuro	-	554
Others	1,796	2,193
	68,473	56,851

(d)	Petróleos del Perú S.A. - Petroperú S.A. -

These balances are comprised of additional investments established in the operating agreement and completed by Consorcio Terminales (a joint venture of the subsidiary GMP S.A.) for the modernization and extension of 9 terminals subject to the agreement. These investments which are presently works in progress will be transferred to Petróleos del Perú S.A. - Petroperú S.A., once a technical audit has been completed and after obtaining the written approval and accreditation of said institution; the value thus determined will be considered for billing. During the fiscal years 2013 and 2012, the consortium incurred additional investments of US$ 6.1 million and US$11.5 million, respectively; which will be collected over the effective period of the agreement, once Petróleos del Perú - Petroperú S.A., confirms the investment made through the results of technical audits.

(All amounts are expressed in thousands of S/. unless otherwise stated)

This agreement consists in the operation of the oil terminals of Petroleos del Peru to store and distribute the oil to the different customers of this State entity.

(All amounts are expressed in thousands of S/. unless otherwise stated)

(e)	Compensation fund -

The balance receivable from the compensation fund corresponds to subsidiary GMP S.A. and relates to the Fund created by the Government to prevent the high volatility of the price of crude oil and its by-products from affecting the end users. In 2013 GMP S.A. received payments of S/.1.7 million (S/.9.3 million in 2012) and applications of contributions amounting to S/.1.6 million (S/.3.7 million in 2012).

(f)	Others -

Other receivables do not present past due amounts or impairment and the non-current balances are supported by contractual agreements with third-parties and in the particular case of the fiscal credit, its maturity has been determined based on the period, estimated by Management for using said fiscal credit.

The fair value of other short - term accounts receivable is similar to their carrying amount due to the fact of short term maturity.

At December 31, 2013, the fair value of other accounts receivable from Petróleos del Perú S.A., originates from the subsidiary GMP S.A., does not bear interest and, therefore, was discounted at the prevailing market rate prevailing at the date of the disbursements, which on average is 7.40% per annum (6% in 2012). This rate corresponds to the weighted average borrowing rate of the subsidiary.

The maximum exposure to credit risk as of the date of the report is the carrying amount of each class of other accounts receivable mentioned. The Group does not request collaterals as guarantee.

14	INVENTORIES

This account comprises:

	December 31,
	2012	2013

Land	326,451	411,822
Work in progress - real estate	181,956	104,908
Construction materials	148,565	92,299
Materials and supplies	89,736	92,909
Finished properties	11,689	71,304
	758,397	773,242
Impairment of inventories	(10,981)	(10,445)
	747,416	762,797

Land -

As of December 31, 2013 and 2012 this item mainly includes land of 740 hectares located in the district of Lurin, a province of Lima, intended for industrial and public housing development purposes (S/.90 million); a plot of land located in the district of Comas , where it is intended to implement a large green area project called “Los Parques de Comas”, and build 8,000 houses (the land cost is approximately S/.57 million); and “Cuartel San Martín” (S/.78. million), located on Av. El Ejército, Urb. Santa Cruz Miraflores which will be a development complex consisting of a 5-star hotel, convention, business, cultural, commercial and residential building center. During the year 2013 the Group acquired a land located on Av. Pezet 583, San Isidro (S/.47.9 million), where it intends to build 31 apartments of 300m2 each; and land in Av. Argentina, Callao (S/.52.4 million), where it intends to implement a project of approximately 1000 multi-family buildings called “Los Parques del Callao”.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Work in progress - real estate -

As of December 31, 2013, this item mainly consists of project “Parque Central Club Residencial” (S/.17.6  million), comprising 22 multi-family buildings of 12 floors each, located in Cercado de Lima, and the housing project “Los Parques de Carabayllo” (S/.16.6 million) comprising 24 buildings of 4 floors each, located in Carabayllo. The housing project “Los Parques de San Martin” (S/.53.2 million) comprising 20 multi-family buildings of 5, 10 and 12 floors, located in San Martin de Porres, the housing project “Barranco” (S/.9.9 million) comprising 1 building of 16 floors with 40 apartments and the “Real 8-9” project (S/.21.4 million) where it will be built 1 building of 16 floors with 32 offices of 500m2 will be built.

As of December 31, 2012, this item mainly includes the following project: “Parque Central Club Residencial” (S/.23.6 million), “Los Parques de Carabayllo” (S/.19.3 million), “Los Parques de Villa el Salvador” (S/.15.4 million), “Los Cipreses” (S/.44.2 million) and “Los Parques de San Martin” (S/.39.6 million).

During the year, the Company has capitalized financing costs for these construction projects amounting to S/.6 million (S/.4.3 million in 2012).

Construction materials -

The balance on December 31, 2013 showed a decrease compared to 2012, which corresponds mainly to the materials of the projects that are in the final stage, the most significant of which is the Machu Picchu Project which has a variation with respect to 2012 of S/.59.25 million. Also, this balance includes material that did not have much movement such as Consorcio Conciviles which had a decrease of S/.10.24 million, the Estación de Gas y Acometida Fenix – Calidda with a decrease of S/.9.46 million and Consorcio Tren Electrico with a decrease of S/.7.49 million compared to 2012.

In 2013, the Group recognized a provision for the impairment of inventories amounting to S/.2.2 million (S/.11 million in 2012). The movement is as follows:

	2012	2013

Initial balance	-	10,981
Additions	10,981	2,239
Write off	-	(2,775)
Final balance	10,981	10,445

Borrowings are guaranteed with inventory (land and work in progress - real state) related to “Parque Central”, “Barranco”, “Parque de San Martín”, “Pezet” and “Parque del Agustino II” for the amount of the guarantee amounting to S/.509.57 million (S/.354.8 million as of December 31, 2012).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	2012	2013

Associates	24,719	28,209
Joint ventures	12,727	59,758
	37,446	87,967

(All amounts are expressed in thousands of S/. unless otherwise stated)

The amounts recognized in the income statement are as follows:

	2011	2012	2013

Associates	223	114	11,104
Joint ventures	-	490	22,458
	223	604	33,562

a)	Investment in associates

Set out below are the associates of the Group as at December 31, 2012 and 2013. The associates listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. None of the associates are listed companies; therefore there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2012	2013	2012	2013
		%	%

Promoción Inmobiliaria del Sur S.A.	Common	23.86	23.86	14,807	16,298
Ingenieria y Construccion
Vial y Vives OGP-1 Ltda.	Common	40.00	40.00	288	8,450
JV Panama	Common	-	15.00	-	2,755
Ingenieria Vial y Vives - Consorcio
Bechtel VyV Ltda	Common	40.00	40.00	2,660	3
Sierra Morena S.A.	Common	33.33	33.33	310	305
Inversiones Real Once S.A.	Common	29.07	-	4,276	-
Inmobiliaria San Silvestre S.A.	Common	21.73	-	2,324	-
Other				54	398
				24,719	28,209

The most significant investments are described as follows:

i)
Promoción Inmobiliaria del Sur S.A -

An entity whose major asset is land of 24,957,300 m2 located in Lurin, which will be used for real estate developments. Based on recent appraisals of the property, Management believes that the commercial value of this property is higher that its carrying amount.

ii)
Ingeniería y Construccion  Vial  y Vives OGP-1 Ltda –

This entity is mainly engaged in the execution of civil construction work, industrial assembly and engineering works at Escondida Mine in Chile; the objective of the business is to expand the processing capacity of its client.

iii)	JV Panama - A limited company constituted under the laws of Barbados which provides engineering services to mining companies in Panama.

iv)
Ingeniería y Construcción Bechtel - Vial y Vives Limitada -

The entity is mainly engaged in providing construction and acquisition services as well as other related services to Bechtel Chile Limitada, its partner to carry out construction work.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table shows financial information of the principal associates:

Summarized financial information for associates -

	Promoción Inmobiliaria		Ingeniería y Construcción
	del Sur S.A		Vial y Vives OGP-1 Ltda.		JV Panama
	At December 31,		At December 31,		At December 31,
	2012	2013	2012	2013	2012	2013
Current Cash and cash equivalents	3,500	937	1,544	572	-	16,284
Other current assets (excluding cash)	152	146	6,319	156,328	-	85,261
Total current assets	3,652	1,083	7,863	156,900	-	101,545

Financial liabilities (excluding trade payables)	65	187	-	-	-	-
Other current liabilities (including trade payables)	608	102	7,142	135,761	-	83,574
Total current liabilities	673	289	7,142	135,761	-	83,574

Non-current
Assets	134,949	156,749	-	-	-	395

Financial liabilities	-	-	-	-	-	-
Other liabilities	75,871	89,237	-	-	-	-
Net assets	62,057	68,306	721	21,139	-	18,366

	Promoción Inmobiliaria del Sur S.A			Ingeniería y Construcción Vial y Vives OGP-1 Ltda			JV Panama
	At December 31,			At December 31,			At December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Revenue	15,740	20,560	44,552	-	6,437)	127,528	-	-	175,306
Depreciation and amortization	(101)	(79)	(69)	-	(5,562)	(101,320)	-	-	(176)
Interest income	30	63	52	-	-	-	-	-	-
Interest expenses	(12)	(2)	(2)	-	-	-	-	-	-
Profit or loss from continuing operations	14,403	11,183	43,234	-	875	26,208	-	-	3,045
Income tax expense	(4,695)	(2,601)	(13,365)	-	(175)	(5,398)	-	-	(807)
Post-tax profit from continuing operations	9,708	7,009	29,971	-	700	20,810	-	-	2,239
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive income	9,708	7,009	29,971	-	700	20,810	-	-	2,239

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of the investments in associates is as follows:

	2011	2012	2013

Opening balance	67,577	25,953	24,719
Acquisition through business
combinations (Note 31)
or contributions received	-	2,891	346
Equity interest in results	223	114	11,104
Dividends received	(34,709)	-	(2,980)
Return of capital	-	(2,057)	-
Sale of investments	(21,948)	-	(6,684)
Others	153	(2,182)	1,704
Final balance	11,296	24,719	28,209

In 2013, 2012 and 2011 the following significant movements were carried out:

-
In December 2013, the Group sold its interest in Inmobiliaria San Silvestre S.A. The principal underlying asset of this associate is a plot of land located in San Isidro. The price was determined in function of the fair value of the land which amounted to S/.5.6 million, giving rise a gain of S/.3.2 million which has been recognized in the income statement.

-
In December 2013, the Group sold 4,123,783 shares of Inversiones Real Once S.A. The sale price was S/.6.8 million and profit generated from the transaction was S/.2.5 million which has been recognized in the income statement.

-
In October 2012, as a result of the acquisition of 74% of shares capital in Ingeniería y Construcción Vial y Vives (Vial y Vives) (Note 31-b), the Group recognized its investments in the associate maintained by Vial y Vives. Such investments mainly consist of investments in Ingeniería y Construccion Bechtel, Vial y Vives Limitada for S/.2.6 million. Additionally, these investments also include Ingeniería y Construcción Bechtel Vial y Vives OGP-1 Ltda.

-
In December 2011, the Group sold the investments it maintained in Concesionaria Interoceánica Tramo 2 S.A., Concesionaria Interoceánica Tramo 3 S.A. and Concesionaria IIRSA Norte S.A. for S/.26.7 million, the investments had a total carrying value of S/.21.9 million. The transaction resulted in a profit of S/.4.8 million, which is presented in the item “Profit on sale of investments” in the statement of comprehensive income.

b) Investment in Joint Ventures

Set out below are the joint ventures of the Group as of December 31, 2012 and 2013.

				Carrying amount
		Interest in capital		At December 31,
Entity	Class	2012	2013	2012	2013
		%	%

Constructora SK-VyV Ltda.	Common	50.00	50.00	12,584	37,542
Sistemas SEC - Cam Chile	Common	-	49.00	-	10,452
Logistica Químicos del Sur S.A.C.	Common	-	50.00	-	7,287
Consorcio DSD Echeverria Izquierdo	Common	-	50.00	-	4,284
Consorcio Vial y Vives Mena y Ovalle Ltda.	Common	50.00	50.00	143	193
				12,727	59,758

i)	Constructora SK - VyV -

The entity is mainly engaged in the execution of civil construction work and industrial assembly, construction, buildings and carrying out engineering projects, in general, and any other business agreed upon by the partners for the project “Caserones” of the client Minera Lumina Cooper.

(All amounts are expressed in thousands of S/. unless otherwise stated)

ii)	Consorcio SEC – Cam Chile -

The company’s activities include the renovation and automation of the electrical system and signaling of railways and communications within Santiago - Chillán - Bulnes - Caravans and Conception areas. The contract was awarded to the SEC in 2005 for a period of 16 years.

iii)
Logistica de Quimicos del Sur S.A.C.  -

The purpose of Logistica de Quimicos del Sur S.A.C. (LQS) is to provide services of receiving, storing, shipping, and transport of sodium hydrosulfide to Sociedad Minera Cerro Verde S.A.A.

iv)	Consorcio DSD Echeverria Izquierdo Limited -

The purpose of this company, exclusively, is the execution of civil works and electromechanical assemblies for the mining project Ministro Hales, which is owned by Codelco. It was incorporated into the Group through the acquisition of DSD Construcciones y Montajes S.A. (see Note 31-a)

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table shows financial information of the principal joint ventures:

Summarized financial information for joint ventures -

	Constructora SK-VyV Ltda.		Consorcio SEC – Cam Chile		Logistica Químicos del Sur S.A.C.
	At December 31,		At December 31,		At December 31,
	2012	2013	2012	2013	2012	2013

Current
Cash and cash equivalents	352	871	2,221	181	3,103	1,802
Other current assets (excluding cash)	113,731	153,019	19,862	22,248	1,559	2,785
Total current assets	114,083	153,890	22,083	22,429	4,662	4,587

Financial liabilities (excluding trade payables	-	-	6,197	1,935	22	75
Other current liabilities
including trade payables)	88,993	78,782	13,432	17,487	15,433	16,577
Total current liabilities	88,993	78,782	19,629	19,422	15,455	16,652

Non-current
Assets	-	-	25,233	24,618	27,429	26,869

Financial liabilities	-	-	-	-	56	5
Other liabilities	-	-	8,274	6,296	640	259
Total non-current liabilities	-	0	8,274	6,296	695	264
Net assets	25,090	75,108	19,413	21,329	15,941	14,540

	Constructora SK-VyV Ltda.			Consorcio SEC – Cam Chile			Logistica Químicos del Sur S.A.C.
	At December 31,			At December 31,			At December 31,
	2011	2012	2013	2011	2012	2013	2011	2012	2013
Revenue	-	259,146	593,258	32,437	29,635	37,912	8,347	6,929	6,180
Depreciation and amortization	-	(98)	(68)	(437)	(360)	(236)	(1,510)	(1,044)	(1,064)
Interest income	-	-	-	730	312	-	9	15	-
Interest expenses	-	-	-	(823)	(752)	(582)	(1,045)	(46)	(18)
Profit or loss from continuing operations	-	17,848	63,266	1,735	1,407	2,835	3490	2,729	1,993
Income tax expense	-	(3,756)	(12,164)	(816)	(1,505)	(684)	(1161)	(81)	(594)
Post-tax profit from continuing operations	-	14,092	51,102	919	(98)	2,151	2,329	1,912	1,399
Other comprehensive income	-	-	-	-	-	-	-	-	-
Total comprehensive income	-	14,092	51,102	919	(98)	2,151	2,329	1,912	1,399

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of the investments in joint ventures is as follows:

	2012	2013

Opening balance	-	12,727
Acquisition through business
combination (ii) (Note 31)	12,237	2,262
Debt capitalization	-	7,989
Equity interest in results	490	22,458
Dividends received	-	(1,708)
Adjustment SEC (i)	-	9,379
Adjustment LQS (i)	-	7,408
Conversion adjustment	-	(757)
Final balance	12,727	59,758

In 2013 and 2012 the following significant movements were carried out (there were no movements in 2011):

i)
In 2013, the Company reassessed the nature of the rights attributed to its partners based on the provisions of IFRS 10 and concluded that the parties have joint control instead of being subsidiaries, therefore Logística de Químicos del Sur S.A.C. (LQS) and Sistemas SEC SA (hereinafter SEC) were de-consolidated from the Group and recorded under the equity method of accounting. The effect of this reassessment on total assets and total shareholders’ equity is not significant to the financial statements for any periods presented.

ii)
In October 2012, as a result of the acquisition of 74% of shares capital in Ingeniería y Construcción Vial y Vives (Vial y Vives), the Group recognized its investments in the joint venture maintained by Vial y Vives. Such investments include Constructora SK-VyV Ltda. for S/.12.2 million. Additionally, these investments also include Consorcios Vial y Vives and Mena y Ovalle Ltda.

(All amounts are expressed in thousands of S/. unless otherwise stated)

16	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its corresponding accumulated depreciation for the year ended December 31, 2013, 2012 and 2011 is as follows:

		Own occupied			Furniture and	Other	Replace ment	In-transit	Work
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total

At January 1, 2011
Cost	20,260	83,939	497,710	144,596	16,646	74,615	5,384	9,515	30,488	883,153
Accumulated depreciation	-	(11,170)	(249,578)	(67,966)	(9,771)	(46,644)	-	-	-	(385,129)
Net cost	20,260	72,769	248,132	76,630	6,875	27,971	5,384	9,515	30,488	498,024

Net initial cost	20,260	72,769	248,132	76,630	6,875	27,971	5,384	9,515	30,488	498,024
Additions	-	6,393	117,924	80,160	6,621	17,929	630	11,158	59,866	300,681
Acquisition of subsidiary - CAM	-	1,031	45,656	4,930	3,969	1,123	-	-	16,447	73,156
Reclassifications	-	-	-	-	-	-	-	-	-	-
Transfers to intangibles (Note 17)	-								(13,298)	(13,298)
Deductions for sale of assets	-	(2,160)	(31,625)	(10,299)	(1,134)	(2,829)	-	(51)	-	(48,098)
Adjustments and/or reclassifications for	-
cost – asset disposal	(2,586)	(2,938)	(502)	2,840	2,399	704	3,057	(13,700)	(30,270)	(40,996)
Depreciation charge	-	(5,701)	(71,960)	(29,899)	(4,283)	(15,180)	-	-	-	(127,023)
Depreciation for sales deductions	-	834	25,327	6,782	948	1,843	-	-	-	35,734
Adjustments and/or reclassifications of	-
asset depreciation	-	193	3,793	1,483	(3,222)	65	-	-	-	2,312
Depreciation for disposals and transfers	-	220	3,759	-	(202)	165	-	-	-	3,942
Foreign currency translation effect	-	-	-	-	-	-	-	-	2,479	2,479
Net final cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913

At December 31, 2011
Cost	17,674	86,265	629,163	222,227	28,501	91,542	9,071	6,922	65,712	1,157,077
Accumulated depreciation	-	(15,624)	(288,659)	(89,600)	(16,530)	(59,751)	-	-	-	(470,164)
Net cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913

(All amounts are expressed in thousands of S/. unless otherwise stated)

		Own occupied			Furniture and	Other	Replacement	In-transit	Work
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total
At January 1, 2012
Cost	17,674	86,265	629,163	222,227	28,501	91,542	9,071	6,922	65,712	1,157,077
Accumulated depreciation	-	(15,624)	(288,659)	(89,600)	(16,530)	(59,751)	-	-	-	(470,164)
Net cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913

Net initial cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913
Additions	3,713	17,955	136,853	82,363	7,161	29,962	784	28,033	97,393	404,217
Acquisition of subsidiary - Vial y Vives	5,128	-	32,055	75	1,547	379	-	-	-	39,184
Acquisition of subsidiary - Stracon GyM	-	-	24,504	47,233	31	-	-	-	-	71,768
Reclassifications	-	(608)	(21,555)	20,459	(216)	22,045	1,218	(15,609)	(5,734)	-
Transfers to intangibles (Note 17)	-	-	-	-	-	-	-	-	(59,755)	(59,755)
Deduction for sale of assets	-	(5,790)	(45,868)	(16,284)	(633)	(6,281)	(63)	-	-	(74,919)
Adjustments and/or reclassifications for
cost – asset disposal	-	1,791	(3,216)	1,994	1,675	(1,729)	(806)	(23)	683	369
Depreciation charge	-	(6,664)	(81,798)	(53,306)	(8,738)	(21,642)	(47)	-	-	(172,195)
Depreciation for sales deductions	-	1,198	34,234	10,987	537	5,704	-	-	-	52,660
Adjustments and/or reclassifications for
asset depreciation	-	-	1,821	(1,185)	5,248	644	5	-	-	6,533
Depreciation for transfers	-	362	22,427	(2,565)	236	(20,449)	(11)	-	-	-
Foreign currency translation effect	-	-	-	-	-	-	-	-	(1,244)	(1,244)
Net final cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

At December 31, 2012
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	(1,536,697)
Accumulated depreciation	-	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	-	-	583,166
Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

(All amounts are expressed in thousands of S/. unless otherwise stated)

		Own occupied			Furniture and	Other	Replacement	In-transit	Work
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	in progress	Total
At January 1, 2013
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	-	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	-	-	(583,166)
Net cost	26,515	78,885	439,961	222,398)	18,819	40,424	10,151	19,323	97,055	953,531

Net initial cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531
Additions	-	6,713	63,155	31,445	3,419	22,061	3,537	19,585	91,450	241,365
Acquisition of subsidiary - DSD	915	624	46,125	2,973	94	1,773	-	-	-	52,504
Deconsolidation SEC and LQS	-	(1,555)	(5,187)	(119)	(382)	(158)		-	(19,108)	(26,509)
Reclassifications	147	10,184	35,627	6,193	1,108	(4,417)	(2,494)	(15,823)	(30,525)	-
Transfers to intangibles (Note 17)	-	-	(948)	-	-	-	-	-	(38,656)	(39,604)
Deduction for sale of assets	-	(2,467)	(20,432)	(19,213)	(2,579)	(2,676)		-		(47,367)
Transfer to held for sale assets	-	-	(5,706)	(15,767)		-	-	-	-	(21,473)
Adjustments and/or reclassifications for
cost – asset disposal	-	(2,641)	(5,752)	(1,592)	(2,074)	(3,004)	(601)	(1,256)	(2,174)	(19,094)
Depreciation charge	-	(7,387)	(84,345)	(59,126)	(9,247)	(19,235)	(38)	-	-	(179,378)
Depreciation for transfers	-	(144)	(2,623)	1,746	(12)	1,010	23	-		-
Depreciation for sales deductions	-	1,587	14,984	11,961	2,432	1,276	-	-	-	32,240
Adjustments and/or reclassifications for	-
cost – asset depreciation	-	542	3,787	295	2,168	2,138	-	-	-	8,930
Foreign currency translation effect	(285)	(15)	(2,102)	(111)	23	(59)	-	-	-	(2,549)
Net final cost	27,292	84,326	476,544	181,083	13,769	39,133	10,578	21,829	98,042	955,406

At December 31, 2013
Cost	27,292	110,457	856,716	361,876	37,674	149,437	10,646	21,829	98,042	1,676,779
Accumulated depreciation	-	(26,131)	(380,172)	(180,793)	(23,905)	(110,304)	(68)			(721,373)
Net cost	27,292	84,326	476,544	181,083	13,769	39,133	10,578	21,829	98,042	952,596

(All amounts are expressed in thousands of S/. unless otherwise stated)

In 2013 and 2012, additions to cost correspond to the acquisition of fixed assets under finance leases and by direct acquisition.

In 2013 the sale of fixed assets amounted to S/.20.4 million (S/.22.2 million in 2012), resulting in a profit of S/.0.7 million (profit of S/.1.2 million in 2012), which is shown in the income statement under “other income and expenses”.

The item transferred to held for sale assets amounting of S/.21.5 million corresponds to certain machinery and furniture owned by the subsidiary GyM S.A., for the execution of a project in Chile.  The sale of these assets has been approved by management. The sale is expected to occur in 2014.

Depreciation on fixed assets and investment properties for the year is broken down in the income statement as follows:

	2011	2012	2013

Cost of services and goods	113,063	159,526	167,981
Administrative expenses	13,960	11,980	11,397
Capitalization to inventories	-	689	-
Total depreciation related to property, plant and equipment	127,023	172,195	179,378

(+) Depreciation related to investment property	-	1,512	1,991
(-) Capitalization to inventories	-	(689)	-
Total depreciation charged to expenses	127,023	173,018	181,369

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance leases or leaseback agreements is broken down as follows:

	December 31,
	2012	2013

Cost	621,974	480,099
Accumulated depreciation	(268,372)	(201,999)
Net cost	353,602	278,100

Property, plant and equipment amounting to S/.240.5 million (S/.444.6 million as of December 31, 2012) have been granted as guarantee of certain borrowings.

(All amounts are expressed in thousands of S/. unless otherwise stated)

17	INTANGIBLE ASSETS

The movement of intangible assets and that of their corresponding accumulated amortization, as of December 31, 2013, 2012 and 2011, is as follows:

					Costs of
					generated
					internally
					software and
		Trade-	Concession	Contractual	development	Block I and	Development	Land use	Other
	Goodwill	marks	rights	with clients	costs	Block V	expenses	right	assets	Totals

At January 1, 2011
Cost	46,904	-	365,046	6,391	8,907	96,298	3,623	13,288	-	540,457
Accumulated amortization
and impairment	(21,995)	-	(180,845)	(2,467)	(4,404)	(48,154)	(3,623)	-	-	(261,488)
Net cost	24,909	-	184,201	3,924	4,503	48,144	-	13,288	-	278,969

Net initial cost	24,909	-	184,201	3,924	4,503	48,144	-	13,288	-	278,969
Additions	-	-	25,378	175	17,864	4,731	-	-	21,376	69,524
Acquisition of subsidiary – CAM (Note 31)	-	-	-	10,952	-	-	-	-	-	10,952
Transfers from work in progress (Note 16)	-	-	-	-	-	13,298	-	-	-	13,298
Impairment charge	-	-	-	-	(3,436)	-	-	-	-	(3,436)
Disposals - cost	-	-	(385)	-	-	-	-	-	-	(385)
Amortization charge	-	-	(26,902)	(2,440)	(4,400)	(17,394)	-	-	(87)	(51,223)
Disposals - amortization	-	-	98	-	-	-	-	-	-	98
Net final cost	24,909	-	182,390	12,611	14,531	48,779	-	13,288	21,289	317,797

At December 31, 2011
Cost	46,904	-	390,039	17,518	26,771	114,327	3,623	13,288	21,376	633,846
Accumulated amortization
and impairment	(21,995)	-	(207,649)	(4,907)	(12,240)	(65,548)	(3,623)	-	(87)	(316,049)
Net cost	24,909	-	182,390	12,611	14,531	48,779	-	13,288	21,289	317,797

(All amounts are expressed in thousands of S/. unless otherwise stated)

					Costs of
					generated
					internally
					software and	Block I
		Trade-	Concession	Contractual	development	and	Development	Land use	Other
	Goodwill	marks	right	with clients	costs	Block V	expenses	right	assets	Totals
At January 1, 2012
Cost	46,904	-	390,039	17,518	26,771	114,327	3,623	13,288	21,376	633,846
Accumulated amortization
and impairment	(21,995)	-	(207,649)	(4,907)	(12,240)	(65,548)	(3,623)	-	(87)	(316,049)
Net cost	24,909	-	182,390	12,611	14,531	48,779	-	13,288	21,289	317,797

Net initial cost	24,909	-	182,390	12,611	14,531	48,779	-	13,288	21,289	317,797
Additions	-	-	28,406	-	3,998	4,897	-	-	1,956	39,257
Acquisition of subsidiary - Vial y Vives (Note 31)	28,944	75,845	-	23,024	-	-	-	-	-	127,813
Acquisition of subsidiary - Stracon GyM (Note 31)	13,366			9,976			-	-	-	23,342
Deductions	-	-	(263)	-	(20)	-	-	-	(13,962)	(14,245)
Transfers from work in progress (Note 16)	-	-	-	-	-	59,686	-	-	69	(59,755)
Disposals - cost	-	-	(537)	-	(7,654)	-	-	-	(38)	(8,229)
Amortization charge	-	(410)	(31,413)	(7,147)	(10,427)	(21,828)	-	-	(260)	(71,485)
Disposals - amortization	-	-	29	-	6,307	-	-	-	57	6,393
Net final cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398

At December 31, 2012
Cost	89,214	75,845	417,645	50,518	23,095	178,910	(3,623)	13,288	9,401	861,539
Accumulated amortization
and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	-	(290)	(381,141)
Net cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398

(All amounts are expressed in thousands of S/. unless otherwise stated)

					Costs of
					generated
					internally
				Contractual	software and	Block I
		Trade-	Concession	relations	development	and	Development	Land use	Other
	Goodwill	marks	rights	with clients	costs	Block V	expenses	right	assets	Totals
At January 1,2013
Cost	89,214	75,845	417,645	50,518	23,095	178,910	(3,623)	13,288	9,401	861,539
Accumulated amortization
and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	-	(290)	(381,141)
Net cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398

Net initial cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398
Additions	-	-	14,622	-	5,106	-	-	-	4,976	24,704
Acquisition of subsidiary DSD (Note 31)	7,868	-	557	5,184	-	-	-	-	-	13,609
Deconsolidation of subsidiaries	-	-	(1,203)	-	(902)	-	-	-	(5)	(2,110)
Transfers from work in progress (Note 16)	-	-	2,122	-	290	38,622	-	-	(1,429)	39,605
Disposals - cost	-	(33)	(1,966)	(100)	(42)	(317)	-	-	(1,307)	(3,765)
Amortization charge	-	(2,458)	(18,929)	(15,472)	(7,084)	(31,236)	-	-	(2,591)	(77,770)
Disposals - amortization	-	-	(323)	-	(6)	-	-	-	322	(7)
Other adjustments	-	-	6,728	-	-	-	-	-	-	6,728
Net final cost	75,087	72,944	180,220	28,076	4,097	98,603	-	13,288	9,077	481,392

At December 31, 2013
Cost	97,082	75,812	438,505	55,602	27,547	217,215	3,623	13,288	11,636	940,310
Accumulated amortization
and impairment	(21,995)	(2,868)	(258,285)	(27,526)	(23,450)	(118,612)	(3,623)	-	(2,559)	(458,918)
Net cost	75,087	72,944	180,220	28,076	4,097	98,603	-	13,288	9,077	481,392

(All amounts are expressed in thousands of S/. unless otherwise stated)

a)	Goodwill -

Management reviews the results of its businesses based on the type of economic activity carried out. Economic activities which have given rise to goodwill in the Group are construction, electro-mechanical, engineering services and the sale of IT equipment and services.

The cash-generating units belong to the following segments:

	December 31,
	2012	2013

Construction - Engineering (Note 31 a-b)	28,944	36,812
Construction - Mining services (Note 31-c)	13,366	13,366
Construction - Electromechanical	20,737	20,737
Information technology services	4,172	4,172
	67,219	75,087

Goodwill from the electromechanical engineering business corresponds to the previous acquisition in prior years of the subsidiary GMA S.A., which was later merged with subsidiary GyM S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required.

The main criteria used by the Group to determine the value in use are as follows:

	Mining
	construction	Engineering	Electro-	IT equipment
	services	construction	mechanical	and services
2012 -
Gross margin	10.20%	29.50%	11.15%	34.92%
Growth rate	5.00%	5.00%	1.00%	1.60%
Discount rate	14.00%	12.00%	14.00%	11.00%

2013 -
Gross margin	17.00%	12.99%	10.80%	31.89%
Growth rate	3.00%	3.00%	3.00%	3.00%
Discount rate	12.00%	9.80%	9.80%	22.40%

These assumptions have been used for the analysis of each cash-generating unit (CGU) included in the operating segments for a period of 5 years and considering a recoverable residual value with no growth.

Management determines the budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. Discount rates used are pre-tax and reflect the specific risk related to the assessed CGUs.
b)	Trademarks -

The Group acquired trademarks in a business combination process which were recognized at fair value on the acquisition date of Vial y Vives S.A.C in October 2012. Management estimated a finite useful life of 30 years. The carrying amount at December 31, 2013 amounted to S/.72.9 million (S/.75.4 million at December 31,2012).

(All amounts are expressed in thousands of S/. unless otherwise stated)

c)	Concessions -

The intangible asset mainly includes the value attributable to the concession for the Ancón-Huacho-Pativilca road section of the Panamericana Norte highway. The intangibles arising from this concession as of December 31, 2013 mainly comprise the EPC contract for S/.109.2 million, highway improvement for S/.20.2 million and initial capitalized expenses of S/. 12.2 million (S/.117 million, S/.21.3 million and S/.13.1 million at December 31,2012 respectively). Under those contracts the Concessionaire has to construct, improve and rehabilitate the road infrastructure over the effective period of the concession.

d)	Block I and V

Through one of its subsidiaries, the Group operates and extracts oil from two fields (Block I and Block V) located in the province of Talara in northern Peru. Both fields are operated under long-term service contracts under which the Group provides hydrocarbon extraction services to Perupetro, the state oil company. Hydrocarbons extracted from each field belong to Perupetro, which in turn pays the Group a variable fee per barrel of lifted hydrocarbons, which is based on a basket of international crude prices and the level of production. The fee is paid on a monthly basis. The Group’s activities are focused on proved reserves development and production and are conducted in mature oil fields, which have been producing oil for over 100 years (in the case of Block I) and over 50 years (in the case of Block V).  Such service contracts do not qualify as public service concessions, as defined by IFRIC 12. The extraction services that the Group provides and the infrastructure that it maintains are not a service that is provided to the public. Such infrastructure is not designed for public use and the services provided are exclusively for Perupetro.

As part of the Group’s obligations under the service contracts, it is required to invest in certain costs to prepare the wells located in Block I and Block V for providing oil and hydrocarbon exploration services, which are capitalized as part of the intangible asset with a carrying amount on December 31, 2013 of S/.91.8 million and S/.6.9 million, respectively (S/.82.5 million and S/.9 million at December 31, 2012, respectively). These blocks are amortized along the concession terms, which set maturity in 2021 for Block I and in 2023 for Block V.

Amortization of intangible assets -

The amortization of intangibles is distributed in the income statement as follows:

	2011	2012	2013

Cost of sales (Note 25)	44,553	60,517	66,637
Administrative expenses (Note 25)	6,670	10,968	11,133
	51,223	71,485	77,770

(All amounts are expressed in thousands of S/. unless otherwise stated)

18	BORROWINGS

This item comprises:

	Total		Current		Non- current
	As of December 31,		As of December 31,		As of December 31,
	2012	2013	2012	2013	2012	2013

Bank loans	501,692	514,228	337,196	381,005	164,496	133,223
Finance leases	343,782	281,594	115,623	105,114	228,159	176,480
Total debt	845,474	795,822	452,819	486,119	392,655	309,703

a)      Bank loans -

As of December 31, 2013 and 2012 this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 2% and 9% in 2013 and 2012.

In April 2005, the subsidiary Norvial S.A. signed with IFC and IDB, respectively, two agreements called “Loan Agreements” by which these multilateral financial institutions agree to provide financing for the engineering, construction, completion and acceptance of the works of the first stage of the Concession Agreement amounting to US$36 million (S/. 123.5 million). As of December 31, 2013, the balance of these loans amounts to S/.42.6 million (S/.47.8 million as of December 31, 2012).

Between November and December 2013, the subsidiary Concar S.A. acquired bank loans in local currency which total S/.51.2 million at December 31, 2013, to be used as working capital. These notes bear interest at fixed rates ranging from 5.6% to 6%. The maturity date of these loans is in June 2014 and has no guarantees.

In December 2013, the subsidiary GMI S.A. signed bank loans with local financial institutions, totaling S/.3.2 million and US$ 4.7 million (equivalent to S/.13.2 million), bearing fixed interest rates ranging between 5.45% and 7.5% . Acquired loans were used for working capital and they do not have collateral, these loans are due in March 2014.

In September 2013, the subsidiary GMP S.A. obtained a loan from Banco Continental of $8 million (equivalent to S/.21 million); the proceeds were used for working capital. This loan bears an annual interest of 4.34% and is secured by future cash flows of Lote I Project (Note 17-d).

Additionally, the subsidiary GMP maintains a loan with Citibank N.A. as per the loan agreement signed on September 19, 2008 (amended on August 29, 2012), which was applied to the financing of the construction, equipment and operating the new Gas Pariñas Plant of the subsidiary. The major amendments to the original agreement include: an increase in the financed amount to US$28 million (S/.72 million), an extension of the repayment period and a reduction of accrued interest. The guarantees given to secure this obligation are: a mortgage on the land on which the Gas Pariñas Plant has been constructed; a pledge on the equipment and assignment of the cash flows to be obtained from sales to customers (Repsol, Llama Gas, Zeta Gas and Herco). Said loan reaches maturity in August 2020, as per the new conditions agreed upon.This debt bears interest at Libor (3m) + 1.75%, if the exchange rate, at the installment payment date, remains within the range from S/.2.60 to S/.2.75 per US$1 or (ii) 1.95%, if the stated range is not maintained. In order to reduce the exposure to Libor variation, the Company signed an interest rate swap with Citibank N.A., which establishes a fixed rate of 4.80% or 5.05%, based on each of the above cases. At December 31, 2013, the balance of this loan is S/.66.4 million (S/.69.2 million as of December 31, 2012).

(All amounts are expressed in thousands of S/. unless otherwise stated)

GyM S.A. maintains three promissory notes with local banks of US$23 million in total (equivalent to S/.64.3 million) with current maturity to use as working capital. These instruments bear interest rates between 0.91% and 2.30%.

During 2013, Viva GyM S.A. maintains bank loans and promissory notes equivalents to S/. 109.3 million (S/.72.4 million at December 2012) million with local banks with interest rates between 3% and 8%, the funds were used to buy lands (Note 14) and work capital.

As of December 31, 2013, the Company maintained unused credit limits for S/.2,626  million, which expire within one year (S/.1,728 million as of December 31, 2012).

b)      Finance lease obligations -

The minimum payments to be made by maturity and present value of the finance lease obligations are as follows:

	December 31,
	2012	2013

Up to 1 year	124,709	115,698
From 1 to 5 years	255,738	193,233
	380,447	308,931
Future financial charges on finance leases	(36,665)	(27,337)
Present value of the obligations for finance lease contracts	343,782	281,594

The present value of finance lease obligations is as follows:

Up to 1 year	115,623	115,114
From 1 to 5 years	228,159	166,480
	343,782	281,594

c)      Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount current and
	non-current portion		Fair value
	As of December 31,		As of December 31,
	2012	2013	2012	2013

Loans from multilateral organizations	47,815	42,599	50,567	44,384
Other loans	797,659	753,223	828,208	642,842
	845,474	795,822	878,775	687,226

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 4.1% and 8.05% (5.61% and 6.45% in 2012) and are within level 2 of the fair value hierarchy.

(All amounts are expressed in thousands of S/. unless otherwise stated)

19	TRADE ACCOUNTS PAYABLE

This item comprises:

	December 31,
	2012	2013

Invoices payable	936,718	993,050
Notes payable	569	504
Total	937,287	993,554

Non-Current
Invoices payable	-	(2,157)
Total current	937,287	991,397

As of December 31, 2013 and 2012, invoices payable are originated primarily from the acquisition of material, supplies and services for the development of works.

20	OTHER ACCOUNTS PAYABLE

This item comprises:

	December 31,
	2012	2013

Advances received from customers	848,057	701,813
Salaries and profit sharing payable	135,137	156,455
Loans from third-parties	21,559	29,771
Deposits in guarantee	7,539	17,342
Account payable for the purchase of fixed assets	6,370	5,159
Post-retirement benefits	5,593	8,995
Unbilled services	3,841	3,807
Deferred Income	458	4,356
Other accounts payables	39,351	22,792
	1,067,905	950,490
Less:
Non-current portion	(52,776)	(205,396)
Current portion	1,015,129	745,094

Advances received from customers are discounted from billing, in accordance with the terms of the agreements. These advances mainly comprise:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	December 31,
	2012	2013

Projects:
Consorcio Tren Eléctrico Lima	243,961	28,441
Consorcio Rio Mantaro	117,315	162,926
Ministerio de Transportes y Comunicaciones	67,366	-
GyM Chile SPA	63,036	51,387
Los Cipreses	53,064	-
Cora Cora	48,658	32,168
EPC Planta Minera Inmaculada	44,170	60,331
Consorcio Vial La Quinua	22,463	21,078
Los Parques del Agustino 2	22,389	-
Consorcio Rio Urubamba	15,801	8,166
Central Hidroeléctrica Machu Picchu	15,536	46,678
Chilectra S.A.	15,389	3,819
Southern Perú Cooper Corporation	14,640	-
Inversiones y Construcción GyM	13,041	-
Pezet 961	11,911	16,323
Parque Central Club Residencial	9,999	8,468
Edificio Real 8	8,372	-
Consorcio GyM Conciviles	8,307	6,882
Los Parques San Martín y Piura	7,012	9,671
Neo 10 y Real 8-9	6,539	6,535
Consorcio Vial Ipacal	6,321	4,012
Consorcio Vial Sullana	5,161	-
Los Parques de Villa El Salvador	4,809	-
Contrato Red Vial 1	4,476	14,368
Los Parques de Carabayllo	1,138	-
Los Parques de Comas	204	-
Los Parques del Agustino	384	-
Stracon GyM	-	45,670
Proyecto Especial de Transporte Nacional	-	39,125
Panorama Plaza Negocios 2	-	19,552
Centro Empresarial Leuro 2do Etapa	-	13,531
Túnel Santa Rosa II	-	12,016
Anticipos - Proyecto Barranco	-	10,108
Planta Concentradora Cerro Verde 2 Fase 1	-	9,800
Consorcio Construcciones y Montajes - CCM	-	8,005
Shougan Hierro Perú SAA	-	7,545
Construcción Planta de Cal.	-	7,228
Advances - Proyecto Navarrete	-	4,678
Advances - Consorcio Peruano de Conservación	-	4,494
Consorcio HV	-	4,452
Edelnor	-	3,389
Other projects	16,595	30,967
	848,057	701,813

The amortized cost of the other short - term accounts payable is similar to their carrying amounts due the fact to the short maturity.

(All amounts are expressed in thousands of S/. unless otherwise stated)

21	PROVISIONS

This item comprises:

	December 31,
	2012	2013

Legal claims	11,380	12,217
Contingent liabilities DSD (Note 31)	-	815
Contingent liabilities Vial y Vives (Note 31)	6,006	6,006
Contingent liabilities from CAM acquisition	35,220	21,546
Provision for well closure	4,897	4,852
Provision for maintenance obligations in concession contracts	-	3,846
	57,503	49,282
Less:
Non-current portion	(46,191)	(40,387)
Current portion	11,312	8,895

Legal claims

Legal claims as of December 31, 2013 and 2012 comprise provisions for labor-related obligations and tax claims recognized by subsidiaries GyM S.A., GMP S.A. and CAM Chile amounting to S/.5 million, S/.4 million and S/.3 million.

Provisions related to GyM S.A. comprise claims from the tax authority which have been accounted for based on management estimates of the amounts the Company would most likely be required to pay for these cases. Regarding the tax claims, due to the fact those amounts depend on the tax authority, the Group does not have an estimated timing of when these outflows will take place.

Contingent liabilities DSD

Correspond to the fair value of contingent fiscal obligations of S/.782 and employees’ contingent obligation of S/.33 of the DSD (Note 31-a).

Contingent liabilities Vial y Vives

As a result of the due diligence process, certain labor contingent liabilities were recorded for the acquisition of 74% of the outstanding shares of Vial y Vives. Each of these contingencies was assigned a probability of occurrence based on management and attorney assessments. The outflows expected outflows expected to take place in 2014 are in the amount of S/.6 million.

Contingent liabilities CAM

In 2013 the Company completed a reversal of approximately S/.13.6 million (S/.68 million in 2012) in provisions that accrued in conjunction with labor and tax contingencies identified in conjunction with the purchase price allocation related to the 2011 acquisition of CAM Chile and affiliates. Such provisions have been reversed since they expired during the year.

Provision for maintenance obligations in concession contracts

These provisions correspond to Norvial S.A., a subsidiary which has agreed to perform the conservation and maintenance the infrastructure during the extent of the Contract. This contractual obligation to maintain the infrastructure up to a specified service capacity have been recognized and measured in accordance with IAS 37, 'Provisions, contingent assets and liabilities.

(All amounts are expressed in thousands of S/. unless otherwise stated)

These periodic maintenance obligations depend on the use of the infrastructure, so the level of use of the road is the factor that determines the amount of the obligation and this provision is accounted for over the contract length (a 25 year term). The balance at December 31, 2013 amounts to S/.3.8 million.

Provision for well closure

In 1994 and 1995 GMP S.A. (“GMP”) contracted with Perupetro to provide hydrocarbon extraction services in Block I and Block V located in northwestern Peru. The contract states that GMP is responsible for the abandonment of the following wells:

(i)	wells drilled by GMP that have not been productive; and
(ii)	old wells that have been productive during the term of the contracts but that have mechanical problems or that no longer have oil reserves.

A preliminary estimate of the wells that should be permanently closed showed that 70 wells from Block I and 15 wells from Block V should be closed. The closure processes for both blocks started in 2013 and are scheduled to be completed in 2021 and 2023, respectively. In 2013, one well in each block was permanently closed.

As of December 31, 2013, the discounted value of the estimated provision for closure activities for the remaining 83 wells amounted to S/.4.85 million at a discount rate of 2.74% (1.78% in December, 2012).

It should be noted that there will be greater information and certainty regarding the amount of Blocks I and V wells that should be permanently closed at the end of the effective periods of the agreements.

The gross movement of other provision is broken down as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
Other provisions	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2012	6,700	24,466	102,776	-	-	133,942
Additions	4,680	-	-	4,897	-	9,577
Additions from business combinations	-	6,006	-	-	-	6,006
Reclassifications	-	(24,466)	-	-	-	(24,466)
Reversals	-	-	(67,556)	-	-	(67,556)
At December 31, 2012	11,380	6,006	35,220	4,897	-	57,503

Additions	2,039	-	-	154	12,868	15,061
Transfer from intangibles					6,728	6,728
Additions from business combinations	-	815	-	-	-	815
Reversals	(882)	-	(13,674)	-	-	(14,556)
Payments	(320)	-	-	(199)	(15,750)	(16,269)
At December 31, 2013	12,217	6,821	21,546	4,852	3,846	49,282

(All amounts are expressed in thousands of S/. unless otherwise stated)

22	EQUITY

a)	Capital -

As of December 30, 2013 and December 31, 2012, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares (558,284,190 common shares at December 31,2012) at S/.1.00 par value each.

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings, which increased capital from S/.390,799 to S/.558,284. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

Subsequently, a resolution of the General Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284 to S/.660,054.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche in the amount of S/.97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

A second tranche in the amount of S/.4,095 representing the issuance of 4,095,180 common shares and ADS’s 819,036 (issued at 5 shares per ADS rate).

As of December 31, 2013 the Company’s capital structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in capital	shareholders	interest

Up to 1.00	1,361	15.37
From 1.01 to 5.00	4	9.76
From 5.01 to 10.00	3	16.68
Over 10	2	58.19
	1,370	100.00

As of December 31, 2013 the year-end quoted price of the Company’s shares was S/.11.90 per share, with a trading frequency of 95.24% (quoted price of S/.9.70 per share and a trading frequency of 95% at December 31, 2012).

b)	Legal reserve -

In accordance with Peruvian Company Law, the Company’s legal reserve is formed by the transfer of 10% of the annual net profit, up to a maximum of 20% of the paid-in capital. In the absence of profits or freely available reserves, this legal reserve must be applied to offset losses but it must be replenished with the profits of subsequent years’ profit. This reserve can also be capitalized but its subsequent replenishment is equally mandatory.

c)	Issuance of shares -

At the General Shareholders´ Meeting held on March 26, 2013, and the subsequent Board of Directors’ meetings held on May 30, July 23 and August 22, 2013, the Board agreed to the issuance of common shares through a public offering of American Depositary Shares (ADS) registered with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

In July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches (note 21-a).

(All amounts are expressed in thousands of S/. unless otherwise stated)

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares amounted to S/.1,055,488 (net of commissions and other related costs for S/.48,375 and net of tax effects for S/.9,840). This amount was recorded in the premium for issuance of shares in the consolidated statement of changes in equity.

On December 31, 2013 a total of 265,877,310 shares were represented in ADS (equivalent to 53,175,462 ADS).

23	DEFERRED INCOME TAX

Deferred income tax is broken down by its estimated reversal period as follows:

		December 31,
		2012	2013

Deferred income tax asset:
Reversal expected in the following 12 months		35,574	87,635
Reversal expected after 12 months		35,504	47,886
Total deferred tax asset		71,078	135,521
Deferred income tax liability:
Reversal expected in the following 12 months		(38,464)	(98,401)
Reversal expected after 12 months		(49,978)	(39,756)
Total deferred tax liability		(88,442)	(138,157)
Deferred income tax asset (liability), net		(17,364)	(2,636)

The gross movement of the deferred income tax item is as follows:

	2011	2012	2013

Deferred income tax asset (liability), net as of January 1	(32,828)	19,908	(17,364)
Credit (charge) to income statement (Note 27)	41,795	(8,666)	5,597
Tax charged to other comprehensive income	(298)	(1,158)	(8,159)
Tax charged to equity		-	9,840
Acquisition of subsidiary (CAM)	3,869	-	-
Acquisition of subsidiary (DSD)	-	-	(1,995)
Acquisition of subsidiary (Stracon GyM)	-	(6,653)	-
Acquisition of subsidiary (Vial y Vives)	-	(20,458)	-
Deconsolidation of SEC and LQS	-	-	835
Other increases	7,370	(337)	8,610
Total as of December 31	19,908	(17,364)	(2,636)

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of deferred tax assets and liabilities in the year, without taking into account the offsetting of balances, is as follows:

					Difference
		Difference	Fair	Outstanding	in depreciation
Deferred income tax	Non-taxable	in depreciation	value	work in	rates of assets
liability	Income	rates	gains	progress	leased	Others	Total

At January 1, 2011	-	16,910	(413)	16,768	10,266	5,634	49,165
Credit (charge) to results	-	(10,452)	56	(20,686)	-	(6,040)	(37,122)
Credit (charge) to OCI	-	53	-	-	-	(873)	(820)
Acquisition of CAM (Note 30-d)	-	6,545	-	6,692	-	4,569	17,806
Other increases	-	-	-	-	-	107	107
At December 31, 2011	-	13,056	(357)	2,774	10,266	3,397	29,136

Credit (charge) to results	4,236	(2,054)	-	22,346	(1,221)	7,120	30,427
Credit (charge) to OCI	-	-	-	-	-	(612)	(612)
Acquisition of Stracon GyM (Note 30-c)	-	2,181	-	4,472	-	-	6,653
Acquisition of Vial y Vives (Note 30-b)	-	236	17,152	-	-	3,605	20,993
Other increases	-	-	-	-	-	1,568	1,568
At December 31, 2012	4236	13,419	16,795	29,592	9,045	15,078	88,165

Credit (charge) to results	9,954	(270)	34	38,448	(50)	4,461	52,577
Credit (charge) to OCI	-	-	8,169	-	-	1,520	9,689
Acquisition of DSD (Note 30-a)	-	1,148	3,873	-	-	(834)	4,187
Other increases	-	(1,176)	(1,410)	18,734	1,505	(16,596)	1,057
At December 31, 2013	14,190	13,121	27,461	86,774	10,500	3,629	155,675

(All amounts are expressed in thousands of S/. unless otherwise stated)

		Accelerated		Outstanding	Provision for
Deferred income tax		tax	Tax	work in	vacations
asset	Provisions	depreciation	losses	progress	unpaid	Others	Total
At January 1, 2011	1,732	4,919	6,809	-	1,322	1,555	16,337
Credit (charge) to results	4,695	1,918	(4,883)	737	53	2,153	4,673
Credit (charge) to OCI	1,742	(659)	-	-	-	28	1,111
Acquisition of CAM (Note 30-d)	14,545	-	2,074	-	-	5,056	21,675
Other increases	-	-	-	-	-	5,248	5,248
At December 31, 2011	22,714	6,178	4,000	737	1,375	14,040	49,044

Credit (charge) to results	(6,656)	6,529	13,936	13,456	1,506	(7,010)	21,761
Credit (charge) to OCI	-	-	-	-	-	(1,768)	(1,768)
Acquisition of Vial y Vives (Note 30-b)	535	-	-	-	-	-	535
Other increases	134	299	-	-	55	741	1,229
At December 31, 2012	16,727	13,006	17,936	14,193	2,936	6,003	70,801

Credit (charge) to results	3,788	(6,499)	23,544	33,242	1,984	2,115	58,174
Credit (charge) to OCI	1,530	-	-	-	-	-	1,530
Credit (charge) to equity (Note 21-c)	-	-	9,840	-	-	-	9,840
Acquisition of DSD (Note 30-a)	-	-	-	966	684	542	2,192
Other increases	1,842	1,836	1,560	3,244	1,690	330	10,502
At December 31, 2013	23,887	8,343	52,880	51,645	7,294	8,990	153,039

(All amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2013, total tax losses amounted to S/.213 million (which S/.57.4 million are expected to be applied in 2014, S/.65.4 million in 2015 and the remaining balance in the following periods (S/.93 million in 2012, of which S/.12.5 million are expected to be applied in 2013, S/.18.7 million in 2014 and the remaining balance in the following periods.

24	WORKERS’ PROFIT SHARING

As established under current legislation, profit sharing plans of Graña y Montero S.A.A., consortiums and local subsidiaries is 5% of the net income. This share is deductible for the purposes of income tax calculation.

In the case of the Dominican Republic, the profit sharing plan rate is 10%. In the specific case of Chile, profit sharing plans are a component of remuneration and not a determined percentage of profit. In Brazil and Colombia profit sharing plans are not required by law.

In 2013, profit sharing plans amounted to S/.16 million (S/.22.7 million and S/.23.6 million in 2012 and 2011 respectively).

The distribution of profit sharing plans in the income statement as of December 31 is as follows:

	2011	2012	2013

Cost of sales	19,134	18,633	12,990
Administrative expenses	4,431	4,088	3,060
Total at December 31	23,565	22,721	16,050

25	EXPENSES BY NATURE

For the years ending December 31, this item is made up of the following:

	Cost of	Adminis-
	services	trative
	and goods	expenses	Total

2011:
Purchase of goods	28,468	-	28,468
Personnel charges	1,056,356	114,267	1,170,623
Services provided by third-parties	1,379,555	40,730	1,420,285
Taxes	4,190	191	4,381
Other management charges	233,549	23,764	257,313
Depreciation	113,063	13,960	127,023
Amortization	44,553	6,670	51,223
Variation of inventories	749,783	-	749,783
	3,609,517	199,582	3,809,099

2012:
Purchase of goods	252,186	-	252,186
Personnel charges	1,458,715	125,558	1,584,273
Services provided by third-parties	1,389,371	51,378	1,440,749
Taxes	7,238	863	8,101
Other management charges	292,740	52,425	345,165
Depreciation	159,526	13,492	173,018
Amortization	60,517	10,968	71,485
Impairment (inventories and accounts receivable)	11,192	2,496	13,688
Variation of inventories	888,334	-	888,334
	4,519,819	257,180	4,776,999

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Costs of	Adminis-
	services	trative
	and goods	expenses	Total

2013:
Purchase of goods	212,819	-	212,819
Personnel charges	1,527,148	169,469	1,696,617
Services provided by third-parties	1,520,254	93,667	1,613,921
Taxes	8,930	614	9,544
Other management charges	533,544	72,413	605,957
Depreciation	167,981	13,388	181,369
Amortization	66,637	11,133	77,770
Impairment of inventories and accounts receivables	2,349	764	3,113
Variation of inventories	922,992	344	923,336
	4,962,654	361,792	5,324,446

26	FINANCIAL INCOME AND EXPENSES

For the years ending December 31 these items included the following:

	2011	2012	2013

Financial income:
Interest on loans granted to related parties	875	3,005	113
Interest on short-term bank deposits	8,749	2,007	5,230
Interest on loans	1,470	14,644	15,497
Income from reimbursement of performance bond	1,108	968	783
Commissions and guarantees	626	290	2,053
Interest on third-party loans	-	350	874
Exchange difference gains	165,534	263,669	430,650
Derivative financial instruments	-	12,745	13,972
Other	3,943	2,711	1,831
	182,305	300,389	471,003
Financial expenses:
Interest expense:
- Interests to related parties	-	-	500
- Bank loans	8,636	25,897	40,000
- Finance lease	8,476	19,119	14,164
- Multilateral loans	7,086	6,422	4,975
- Commissions and guarantees	-	-	5,155
- Third party loans	-	1,333	895
Derivative financial instruments	2,131	14,763	15,903
Expense from exchange losses	163,657	242,543	501,068
Other financial expenses	6,912	5,375	6,840
Less capitalized interest	(8,442)	(4,780)	(6,048)
	188,456	310,672	583,452

27	OTHER INCOME AND EXPENSES

Most of the other income is related to the reversal of provisions that were recognized in 2011 for the business combination with CAM.  At the acquisition date of CAM (Note 31-d), as part of the purchase price allocation process and based on external lawyers reports, we accounted for S/.102.7 million for contingent liabilities mainly related to labor and tax issues considered as possible and probable as stated by IAS 37, which have expiration dates according to legal requirements between 2012 and 2016.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The amount recognized as other income and expenses mainly corresponds to the reversal amounted to S/.13.6 million (S/.68 million and S/.3,616 in 2012 and 2011, respectively); this primarily reflects the liabilities that expired according to the each countries laws during the year, 2012 and 2013.

In 2013 it amounted to S/.13.6 million related to labor-related and tax contingencies of Brazil, Chile and Peru for S/.9 million, S/.4 million and S/.0.6 million respectively.

In 2012 it amounted to S/.68 million, related to labor-related and tax contingencies for S/.40 million (from Brazil and Colombia for S/.32 million and S/.8 million, respectively) and trade liabilities amounting to S/.28 million. The probability of payment became remote throughout the course of the years 2012 and 2013, as the statute of limitations for such issues expired.

28	INCOME TAX EXPENSES

a)
In accordance with current legislation, each Company in the Group is individually subject to the taxes applicable to it. Management considers that it has determined the taxable income under general income tax laws in accordance with the current tax legislation of each country.

b)	The income tax expense shown in the consolidated income statement comprises:

	2011	2012	2013

Current tax:
- Current tax on profit of the year	183,242	145,909	188,027

Deferred tax:
- Generation and reversal of
temporary differences (Note 23)	(41,795)	8,666	(5,597)
Income tax expense	141,447	154,575	182,430

c)
The Group’s income tax on profit before taxes differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit of the consolidated companies, as follows:

	2011	2012	2013

Profit before income tax	477,645	520,826	595,005
Income tax by applying local applicable tax rates
on profit generated in the respective countries	143,294	156,248	211,341
Tax effect on:
- Non-taxable income	(67,353)	(11,550)	(39,494)
- Associates net profit	-	-	(9,348)
- Non-deductible expenses	65,506	19,756	24,160
- Prior year adjustment	-	(7,432)	104
- Others	-	(2,447)	(4,333)
Income tax charge	141,447	154,575	182,430

d)
Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (years subject to examination). Therefore, years 2009 through 2013 are subject to examination by the tax authorities. Since differences may arise over the interpretation by the tax authorities of the regulations applicable to the Company, it is not possible at present to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they occur, will be recognized in the results of the period when such differences with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2010 to 2012 and those to be filed for fiscal year 2013 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed.

(All amounts are expressed in thousands of S/. unless otherwise stated)

e)
As established under regulations in force in Peru, for purposes of determining income tax and the general sales tax, transfer pricing must be taken into account for operations with related parties and/or tax havens, which must have documentation and information supporting the methods and valuation criteria applied in their determination. Peruvian tax authorities are entitled to request such information from the taxpayer.

f)
Temporary tax on net assets -

The temporary tax on net assets is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime. Effective in the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/.1 million.

The amount effectively paid may be used as a credit against payments on account of income tax under the General Regime or against the provisional tax payment of the income tax of the related period.

g)
The weighted-average tax rate was 30.70% (29.68% in 2012). The increase in the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

29	ACCUMULATED OTHER COMPRENHENSIVE INCOME

Accumulated other comprehensive income is composed of the fair value of the variable-fixed interest rate hedge signed by GMP S.A., foreign currency translation adjustment related to foreign subsidiaries and the fair value of available for sale assets. These movements are shown net of income tax, except for the translation adjustment.

The analysis of the movement is as follows:

			Increase in
	Cash		fair value of
	flow	Translation	available-for
	hedge	adjustment	sale assets	Total

At January 1, 2011	(4,108)	(382)	7,460	2,970
Additions *	943	(3,940)	-	(2,997)
Tax effects *	(283)	-	-	(283)
At December 31, 2011	(3,448)	(4,322)	7,460	(310)

Additions *	(3,216)	(1,155)	-	(4,371)
Tax effects *	965	-	-	965
At December 31, 2012	(5,699)	(5,477)	7,460	(3,716)

Additions *	5,066	(467)	27,229	31,828
Tax effects *	(1,520)	-	(8,169)	(9,689)
At December 31, 2013	(2,153)	(5,944)	26,520	18,423

(All amounts are expressed in thousands of S/. unless otherwise stated)

* Amounts in the table above represent only amounts attributable to the Company’s controlling interest net of taxes. Below is the movement in Other Comprehensive Income for each year:

	2011	2012	2013

Controlling interest	(3,280)	(3,406)	22,139
Non-controlling interest	35	(982)	(2,232)
Adjustment for actuarial gains and losses, net of tax	-	(3,678)	(4,591)
Total value in OCI	(3,245)	(8,066)	15,316

30	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of December 31, 2013 the Group presents the following contingencies:

a)             Tax contingencies -

During the course of 2013, Graña y Montero S.A.A. was subject to a tax audit for fiscal 2010, 2011 and 2012. At the time of the issuance of the financial statements the Peruvian tax authorities (SUNAT) have not issued a resolutions of determination or penalties against the Company.

During the course of 2012, Graña y Montero S.A.A. was subject to tax audit for fiscal 2007, 2008 and 2009. As a result of this tax records examination, the Peruvian tax authorities (SUNAT) have issued resolutions of determination and penalties against which the Company has filed the respective appeals, which are pending resolution and the outcome of which Management and legal counsel consider will be favorable.

As a result of this tax examination for the years 1999 and 2001 of the subsidiary GyM S.A., the SUNAT has issued resolutions of determination and penalties totaling S/.29 million.

The Company has made a provision for S/.5 million which is the best estimate of the expected future expenses to be incurred any potential tax contingency which is recognized in the account “Other provisions”. Management believes that the outcome of the remaining court actions will be favorable, based on the analysis of their characteristics, which was performed by its legal counsel.

b)             Other contingencies -

As of December 31, 2013, civil court actions have been brought against the Company mainly relating to claims of Municipalities in respect of work execution with no municipal authorization and failure to pay municipal rights for S/.2.7 million (S/.4.7 million in 2012).

Also, similar actions have been brought against jointly-controlled businesses in which the Company has an interest, mainly relating to work executed without the respective municipal authorization; these actions total approximately S/.0.7 million (S/.0.8 million in 2012).

Management believes that the court actions mentioned above will be declared will be declared without merit, and therefore, no liabilities will arise in addition to those already paid as of December 31, 2013.

In February 2003 the Company was served notice of General Management Resolution No.004-2003-GG-OSITRAN issued by the Peruvian regulator of infrastructure and public transport investment - (OSITRAN) by which payment of S/.250 plus interest was ordered on the grounds of alleged withholdings of the Transport Fund (Fondo Vial) by the Company. To date, the Company has challenged the decision and the hearing date remains to be set by the Administrative Court. Management considers that the outcome of this claim will be favorable to the Company and will not affect future financial results.

(All amounts are expressed in thousands of S/. unless otherwise stated)

c)             Commitments and Guarantees

As of December 31, 2013, the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$83 million and S/.3.8 million.

31	BUSINESS COMBINATIONS

a)	Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as mining and energy.

The following tables summarize the consideration paid for DSD and the preliminary determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	S/.000	US$000

Cash and cash equivalents	15,530	5,562
Trade accounts receivable	74,502	26,684
Accounts receivable from related entities	6,605	2,366
Prepaid expenses	1,032	369
Investments	2,608	935
Property, plant and equipment	52,504	18,805
Intangibles	5,741	2,056
Deferred income tax	2,192	785
Trade accounts payable	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)
Contingent liability	(815)	(292)
Deferred income tax	(4,187)	(1,500)
Fair value of net assets	111,705	40,008

Non-controlling interest (14.05%)	(15,701)	(5,624)
Goodwill	7,868	2,802
Total paid for acquisition	103,872	37,186

Cash payment for the acquisition	103,872	37,186
Cash and cash equivalent of the acquired subsidiary	(15,530)	(5,562)
Direct cash outflow from acquisition	88,342	31,624

Acquisition related costs of S/.0.65 million have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2013.

Revenue and profit generated for the period between the date of acquisition to December 31, 2013 were S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. would have been consolidated since January 1, 2013, the revenue and profit generated would have been S/.182.68 million and S/.10.15 million, respectively.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)             Acquisition of Vial y Vives

In October 2012, the Group’s subsidiary GyM S.A. acquired 74% of equity shares in Vial y Vives S.A.C., an entity based in Chile, which is mainly engaged in carrying out activities related to construction, engineering works, civil work projects and electromechanical assemblies, architecture, installations. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as mining and energy.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of Vial y Vives S.A.C. which was made in October, 2012 and reallocated the amount of S/.24.7 million from goodwill (net of tax impact of S/.6.3 million and non-controlling interest of S/.6.4 million) to fixed assets, other accounts receivable and contingent liabilities in the amounts of S/.15.4 million, S/.16.8 million and S/.5.1 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

The price paid by GyM for the acquisition of Vial y Vives amounted to US$55.6 million (equivalent to S/.142 million) and resulted in the recognition of goodwill for S/.28.9 million, at the acquisition date, which is detailed as follows:

	Previous reported		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	10,445	4,094	10,445	4,094
Marketable securities	61,664	24,172	61,664	24,173
Trade accounts receivable, net	10,862	4,258	10,862	4,258
Other accounts receivable	4,002	1,569	20,765	8,140
Inventories	2,182	855	2,182	855
Prepaid expenses	1,020	400	1,020	400
Property, plant and equipment	23,746	9,309	39,184	15,360
Intangibles ("Order Backlog" and Brand)	98,869	38,757	98,869	38,757
Investments	15,128	5,930	15,128	5,930
Deferred income tax	535	210	535	210
Accounts payable from related parties	(9,550)	(3,744)	(9,550)	(3,744)
Trade accounts payable	(3,806)	(1,492)	(3,806)	(1,492)
Other accounts payable	(17,115)	(6,709)	(17,115)	(6,709)
Provisions	(4,965)	(1,946)	(4,965)	(1,946)
Advances from clients	(47,085)	(18,457)	(47,086)	(18,457)
Contingent liabilities	(11,130)	(4,363)	(6,006)	(2,355)
Deferred income tax liability	(14,730)	(5,774)	(20,993)	(8,229)
Fair value of net assets	120,072	47,069	151,133	59,245

Non-controlling interest (26.42%)	(31,757)	(12,449)	(38,108)	(14,792)
Goodwill	53,654	21,033	28,944	11,200
Total paid for acquisition	141,969	55,653	141,969	55,653

Cash payment for the acquisition	141,969	55,653	141,969	55,653
Cash and cash equivalent of the acquired subsidiary	(10,445)	(4,094)	(10,445)	(4,094)
Direct cash outflow from acquisition	131,524	51,559	131,524	51,559

The cash payment for the acquisition comprises an indemnification asset of S/.6,006 which was deposited in an escrow account to compensate any future disbursements related to contingent liabilities acquired with the business combination.

The income and the profit generated for the period from the acquisition date to December 31, 2012 amounted to S/.23.9 million and S/.1.7 million, respectively.

If Vial y Vives had been consolidated from January 1, 2012, the income generated would have been S/.59.6 million and S/.7.9 million, respectively.

c)             Acquisition of Stracon GyM -

(All amounts are expressed in thousands of S/. unless otherwise stated)

On March 1, 2012 GyM obtained control over certain business which it carry jointly with an entity called Stracon S.A.C. (hereinafter Stracon), as well as the control over certain interests owned by Stracon both individually and with other partners.

This acquisition was made effective through an entity that GyM and Stracon formed for this purpose. In fact, both entities established Stracon GyM S.A. (hereinafter Stracon-GyM), over which GyM exercises control and to which both the above-mentioned companies contributed with equity packages comprising various assets and liabilities associated with the mining industry.

This acquisition is part of the Group's strategy to group in one single entity all businesses related to the mining industry, including existing businesses that were conducted jointly with Stracon, own business, and businesses owned by Stracon conducted with third parties. This strategy is intended to generate synergies, economies of scale and tax efficiencies from the integration of the mining-related businesses and taking advantage of the individual experience of both entities now conducting this restructured business.

The structure of this transaction consisted of transactions made by both entities to obtain a certain percentage of interest in Stracon-GyM, and an additional contribution of GyM. As a result of the several contributions that each party engages to make, the share capital structure of Stracon-GyM was attributed to shareholders as follows: 74.15% to GyM and 25.85% to Stracon. GyM has control over the overall operation and it applies IFRS 3 to account for this transaction.

The consideration paid by GyM for the purchase of Stracon - GyM is comprised of the book value of net assets transferred in an amount equal to S/.24.9 million plus a cash amount for a total of US$16.4 million (in aggregate equivalent to S/.42 million; see Note 5-d) and resulting in the recognition of goodwill of S/.13.4 million at the acquisition date, is a follows:

	S/.000	US$000

Cash and cash equivalents	885	347
Trade accounts receivable, net	120,184	47,131
Other accounts receivable	3,862	1,515
Inventories	16,674	6,539
Prepaid expenses	24	9
Property, plant and equipment	206,153	80,844
Intangibles ("Order Backlog" and customer relationships)	9,976	3,912
Deferred income tax assets	674	264
Other assets	36	14
Financial obligations	(64,058)	(25,121)
Trade accounts payable	(39,267)	(15,399)
Accounts payable to related parties	(81,820)	(32,086)
Other accounts payable	(1,316)	(516)
long-term liabilities	(126,202)	(49,491)
Deferred income tax liability	(7,327)	(2,873)
Fair value of net assets	38,478	15,089

Non-controlling interest (25.85%)	(9,947)	(3,901)
Goodwill	13,366	5,242
Consideration given for the acquisition	41,897	16,430
Net assets transferred	(24,994)	(9,802)
	16,903	6,628
Cash paid in 2011	13,894	5,448
Cash paid in 2012	3,009	1,180
Cash and cash equivalent of the acquired subsidiary	(885)	(347)
Direct cash outflow from acquisition	2,124	833

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table provides a breakdown of the book value of assets and liabilities transferred in connection with the acquisition of Stracon-GyM:

Details of Assets and Liabilities Transferred

S/.000
Trade accounts receivable	55,545
Accounts receivable from related parties	27,880
Inventories	12,318
Machinery and equipment	139,248
Other accounts receivable	19,155
Total assets	254,146

Trade accounts payable	28,564
Accounts payable to related parties	56,063
Borrowings	141,430
Other accounts payable	3,095
Total liabilities	229,152
Book value of net assets transferred	24,994

d)             Acquisition of Compañía América de Multiservicios Limitada - CAM -

On January 19, 2011, CAM Holding SPA and Inversiones y Construcción GyM Limitada, two subsidiaries created by the Group to carry out this transaction, signed an agreement of “Assignment of Capital Stock” with Enersis S.A. and Chilectra S.A. (the “selling parties”) to transfer their respective holdings of 99.958802% and 0.041197%, respectively, in the capital stock of Compañía América de Multiservicios Limitada - CAM (hereinafter CAM). As consideration, Group subsidiaries paid the sellers an initial price of US$20.2 million, subject to adjustments based on several variables, such as changes in equity of CAM between the date the price was set and the date the transaction was executed.

CAM is en entity based in Chile and formed in 1998 with three business units: energy consumption measurement, implementation of electric power work and logistical services, that are provided directly or through subsidiaries operating in 5 countries in South America (Chile, Argentina, Brazil, Peru and Colombia).

On February 24, 2011, the CAM purchase transaction was closed.  Immediately following the closing, the Company sold to a partner 25% of the capital stock of CAM under the same terms and conditions under which it was acquired. The partner paid US$5.0 million for the 25% interest. The final purchase price paid by the Group was reduced by both the effect of the incoming partner, as well as certain seller adjustments to the final purchase price.  Taking into account these adjustments, the price paid by the Group for the 75% interest in CAM’s capital was US$10.8 million.

This purchase was a part of the Group’s strategy to position its investments in Chile, and enter into profitable business segments to generate growth for the Group.

The Group distributed the price paid based on the fair values of the assets acquired and liabilities assumed on February 24, 2011, the date of acquisition. A breakdown of this calculation is shown as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	S/.000	US$000

Fair value of assets and liabilities of CAM:
Cash and cash equivalents	60,675	22,497
Trade and other accounts receivable	220,783	81,862
Inventories	57,150	21,190
Other accounts receivable	20,311	7,531
Long-term trade accounts receivable	27,696	10,269
Property, plant and equipment	73,156	27,125
Intangibles ("Order Backlog")	10,952	4,061
Deferred income tax	21,675	8,037
Other assets	13,010	4,824
Short- and long-term loans	(35,781)	(13,267)
Trade and other accounts payable	(155,464)	(57,643)
Contingent liabilities	(24,466)	(9,072)
Provisions	(102,776)	(38,107)
Deferred income	(12,946)	(4,800)
Other accounts payable	(15,076)	(5,410)
Long-term trade accounts payable	(29,675)	(11,003)
Deferred income tax liability	(17,806)	(6,602)
Other long-term liabilities	(12,529)	(4,645)
Fair value of net assets	98,889	36,847

	S/.000	US$000

Non-controlling interest (25%) (*)	(24,722)	(9,167)
Gain on acquisition	(45,152)	(16,742)
Total paid for purchase	29,015	10,938

Cash payment for the acquisition	29,015	10,938
Cash and cash equivalent of the acquired subsidiary	(60,675)	(22,497)
Direct cash inflow from acquisition	(31,660)	(11,559)

(*)	Non-controlling interest was determined as the proportion of assets acquired and liabilities assumed from CAM.

This acquisition has generated a gain of S/.45.2 million which resulted in, as established by IFRS 3, a review of the values initially attributed to assets and liabilities of the acquired entity. As of the date of the financial statements, the Group completed its review and in accordance with Note 4.2, concluded its distribution process of the amount paid for the purchase and accordingly, it recognized this gain in the income statement under “Business combination gain”.

The contribution of CAM to the income and profit of the Group from February 24 to December 31, 2011 amounts to S/.466.7 million and S/.29.4 million, respectively. If CAM had been consolidated as from January 1, 2011, income and profit would have been S/.558.2 million and S/.21 million, respectively.

32	DIVIDENDS

At the General Shareholders’ meeting held on March 26, 2013, it was agreed to distribute dividends amounting to S/.86,986.2 (S/.0.156 per share), which correspond to the profits of 2012.

At the General Shareholders’ meeting held on March 30, 2012, it was agreed to distribute dividends amounting to S/.86,722.4 (S/.0.156 per share), which correspond to the profits for the year 2011.

At the General Shareholders’ meeting held on March 30, 2011, it was agreed to distribute dividends amounting to S/.55,015.9 (S/.0.098 per share), which correspond to the profits for the year 2010.

(All amounts are expressed in thousands of S/. unless otherwise stated)

A dividend of S/.0.169 per share, amounting to S/.111,888,104, will be submitted to the Annual General Shareholders’ meeting which will be held on March 28, 2014. The financial statements do not reflect these dividends payable.

33	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net profit of the period attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. No diluted earnings per common share were calculated because there are no common or investment shares with potential dilutive effects (i.e., financial instruments or agreements that give the right to obtain common or investment shares); therefore, it is equal to basic earnings per share. The basic earnings per share are broken down as follows:

	2011	2012	2013

Profit attributable to the controlling interest in the Company	289,076	289,954	320,363

Weighted average number of shares in issue at
S/.1.00 each, at December 31, 2013 and 2012
and S/.0.7 each at December 31, 2011)	558,284,190	558,284,190	600,346,925

Basic and diluted earnings per share (in S/.)	0.518	0.519	0.534

34	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)   Acquisition of an additional interest in certain subsidiaries

i)
In 2013, the Company acquired additional shares of  Ingeniería y Contrucción Vial y Vives S.A., GMD S.A., Viva GyM S.A., and Concar S.A. representing the 6.4%;0.47%;0.13% and 0.18% of their corresponding issued shares. The carrying amount of the non-controlling interests in such subsidiaries was S/.9,528 and the purchase consideration was S/.12,433. The Group derecognized non-controlling interest and accounted a decrease in equity attributable to owners of the Parent of S/.2,905.

ii)
In 2013, the Company acquired an additional 16.9% of the outstanding shares of Norvial S.A from the former shareholder Besco S.A. at sales price of S/.51,435. The carrying amount of the no-controlling interests at the acquisition date was S/.19,729. The Group derecognized its non-controlling interest and recorded a decrease in equity attributable to owners of the Parent of S/.31,706.

iii)
In May 2012, the Company acquired the remaining 26.99% of the shares issued of Survial S.A. at a sales price of S/.4,393. The Group now holds 99.99% of the total share capital of Survial S.A. The carrying amount of the Group’s non-controlling interests at the acquisition date was S/.4,757. The Group derecognized these non-controlling interests for S/.4,757 and recorded a decrease in capital attributable to parent owners of S/.364.

The effect of these changes is broken down as follows:

	December 31,
	2012	2013

Carrying amount of acquired non-controlling interest	4,757	29,257
Consideration paid to non-controlling interest	(4,393)	(63,868)
Lower (higher) consideration paid attributable to the
Company's controllers	364	(34,611)

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Disposal of interests in subsidiary without loss of control

In January 2012, the Company sold 0.17% (S/.708) of its total interest of 93.84% held in GyM S.A. for S/.555. The carrying amount of the non-controlling interest in GyM S.A. at the disposal date was S/.25,682 (that is, 6.16% interest).

In January 2012, the Company sold 0.40% (S/.194) of its total interest of 99.97% held in Concar S.A. for S/.638. The carrying amount of the non-controlling interest in Concar S.A. at the disposal date was S/.14.5 (that is, 0.03% interest).

The effect of the changes in the interests held by GyM S.A. and Concar S.A. in the share capital attributable to the Company’s controllers is broken down as follows:

At December
31, 2012

Carrying amount of non-controlling interest sold	(902)
Consideration received from non-controlling interests	1,193
Increase in equity of the Company's controllers	291

There were no transactions with non-controlling interest in 2011.

c)	Effects of transactions with non-controlling interests on equity attributable to Parent owners for the year ended December 31, 2012 and 2013

	December 31,
	2012	2013

Changes in equity attributable to Company
controllers arising from:
Acquisition of additional interest in subsidiary	364	(34,611)
Disposal of interest in a subsidiary without loss of control	291	-
Decrease in equity of the Company controllers	655	(34,611)

d)	Contributions of non-controlling shareholders

Comprising the contributions made by the partners of subsidiary Viva GyM S.A. for their real estate projects. At December 31 the amounts contributed were the following:

	2011	2012	2013

Contributions	-	30,224	59,387
Returns of contributions	(13,328)	(4,128)	(24,613)
Increase in equity of non-controlling interest	(13,328)	26,096	34,774

Contribution returns mainly correspond to profit attributable to the party for the housing project El Agustino I, which has been completed and most of the apartments have been delivered to the customers.

e)	Deconsolidation of subsidiaries

In 2013 the Group assessed its interests in Concesión La Chira S.A. and Logistica Quimica del Sur S.A.C (LQS) concessions, which were considered as subsidiaries during the prior fiscal year, and determined that such concessions comprise a joint operation and joint venture, respectively according to IFRS 11. At December 31, 2013, consolidated assets and liabilities were returned as well as the corresponding non-controlling interest which amounted to S/.12,535 for La Chira and S/.6,842 for LQS

(All amounts are expressed in thousands of S/. unless otherwise stated)

f)	Debt capitalization -

Comprising the capitalization of debt arising from obligations made by Stracon GyM with its investors, GyM and Stracon S.A.C., and amounted to S/.12.2 million in 2012.

g)	Dividends

At December 31, 2013, 2012 and 2011 dividends were distributed for S/.51.8 million, S/.37.5 million and S/.14.9 million, respectively.

35	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Norvial S.A. obtained on January 23, 2014 a short term loan with Banco de Crédito for an amount of up to S/.150 million, which is guaranteed by its shareholders. The first disbursement for S/.50 million was used to prepay the loan (including the associated prepayment costs) that this subsidiary maintained with the Interamerican Development Bank (IDB) and the International Finance Corporation (IFC) on January 27, 2014. In addition, the short term loan will be used to finance the start of construction of the second stage of the concession pursuant to the obligatory investments that Norvial must execute. It is expected that the short term loan will be repaid with the project financing that will be structured during 2014.